2002 Annual Report

>>> A SINGULAR FOCUS ON ENHANCING SHAREHOLDER VALUE >>>

BNN

Focussed on Performance

With a singular focus on enhancing shareholder value, Brascan operates in three business sectors — real estate, power generation and financial services. Today, Brascan’s $23 billion portfolio of high quality assets includes 55 commercial properties and 37 hydroelectric power plants.

Our two key performance targets are annual growth in cash flow per share of 15% and a long-term goal of 20% cash return on equity. Our strategy of investing in high quality assets delivered strong results in 2002, with an increase in cash flow per share exceeding 15% for the sixth successive year.

We invite you to read on to learn more about our strategy for continued growth and enhanced shareholder returns.

>>>A PORTFOLIO OF QUALITY ASSETS GENERATING SUSTAINABLE CASH FLOW AND

Our results reflect our ability to remain focussed on our performance objectives and strategic priorities.

Increase Cash Flows per Share

Cash Return on Equity (ROE)

Performance Objectives

15% Cash Flow Growth

20% Cash ROE

Strategic Priorities

>      Increase and strengthen cash flows

>      Actively manage assets to improve quality and increase return on capital

>      Enhance return on equity with disciplined capital management

>      Expand operating businesses with add-on acquisitions

>      Pursue major initiatives when assets inefficiently priced

MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000	2002	2001	2000

	Cdn$	Cdn$	Cdn$	US$	US$	US$
Per fully diluted common share
Cash flow from operations	$3.74	$3.20	$2.55	$2.38	$2.06	$1.65
Cash return on book equity	16%	13%	11%	16%	13%	11%
Market trading price — TSX / NYSE	31.75	28.75	21.95	20.50	18.06	14.56
Trailing cash flow multiple on closing share price	8.5x	9.0x	8.6x	8.5x	9.0x	8.6x
Net income
Prior to resource investments and gains	1.93	1.74	1.12	1.23	1.12	0.72
Including resource investments and gains	0.33	1.52	3.41	0.21	0.98	2.20
Dividends paid	1.00	1.00	0.99	0.64	0.65	0.64
Total
Assets	$22,788	$21,929	$21,467	$14,423	$13,792	$13,501
Revenues	4,810	4,716	4,237	3,064	3,042	2,733
Operating income	1,906	1,802	1,600	1,214	1,163	1,032
Cash flow from operations	736	601	495	469	388	319
Free cash flow	910	787	645	580	508	416
Net income
Prior to resource investments and gains	414	349	240	264	225	155
Including resource investments and gains	130	311	648	83	201	418
Fully diluted number of common shares outstanding	183.9	176.4	175.5	183.9	176.4	175.5

Note:	2001 and 2000 results reflect the consolidation of Brookfield Properties Corporation

ACTIVE CAPITAL MANAGEMENT CONTINUE TO DELIVER RECORD PERFORMANCE>>>

We are actively managing our capital to enhance shareholder returns.

Increasing Free Cash Flow for Reinvestment

Balanced Sources of Financing

Report Contents

02	2002 Achievements
03	Report to Shareholders
14	Review of Operations
20	Financial Report
21	Management’s Discussion
and Analysis
60	Consolidated Financial
Statements
86	Management Team
87	Directors
88	Five-Year Financial Review

Financial Performance

>	Delivered record cash flow from operations of $736 million or $3.74 per share.

>	Improved cash return on equity to 16%.

>	Increased underlying value of the company to $47.75 per share.

>	Achieved net income of $130 million despite a significant restructuring charge in our resource investments.

Active Capital Management

>	Raised $2 billion through 8 debt and preferred equity issues to strengthen our balance sheet and fuel growth.

>	Generated $450 million from the sale of interests in mature commercial properties.

>	Repurchased over 7 million common shares and expanded our normal course issuer bid to permit the acquisition of up to 10% of our issued shares.

Growth Initiatives

>	Invested $650 million in 16 hydroelectric generating facilities, strengthening our competitive position in the northeast energy markets.

>	Invested $775 million to privatize our financial operations, furthering our objective of owning 100% of our operating businesses.

>	Acquired a 51% interest in the Three World Financial Center office property in New York.

Record Year of Achievements

2002 was an active year in which we achieved a number of important initiatives to increase our cash flow, strengthen our balance sheet and broaden our base for continued growth.

Report to Shareholders

>>> 2002 WAS A SIGNIFICANT YEAR OF ACHIEVEMENTS AND CHALLENGES >>>

In our drive to create shareholder value, we encountered both challenges and opportunities during 2002.

Creating Shareholder Value

     Our principal operating businesses — real estate, power generation and financial services — fared well during 2002, each generating record cash flows.

     Furthermore, the strength of our balance sheet enabled us to expand our business base and broaden the foundation for future cash flow growth and higher shareholder values.

     While there are different ways to increase shareholder value, building sustainable cash flows is what we have chosen to concentrate on. We have, therefore, focussed much of our reporting to you on our operating cash flows and on the free cash flow available for reinvestment.

     In this report we will also try to convey our business strategies and recent achievements, so that you can make your own assessment on how we are doing and where we are heading.

     To start with, and particularly for those of you who are just getting to know us, summarized below are the five main building blocks upon which our business strategies are based:

•	Focussing on Quality Assets — purchased on a value basis to generate increasing cash flows, which in turn lead to higher over time.

•	Delivering Sustainable Cash Flows — supported by long-term revenue contracts, locked in place for a number of years.

•	Building Competitive Advantages — to give us an edge in our efforts to increase our return on capital invested.

•	Disciplined Return on Capital — which drives our daily decisions and sets the parameters for our long-term strategic plans.

•	Maintaining a Solid Financial Position — based on investment grade ratings and access to diverse sources of capital in order to expand our businesses when opportunities arise.

     These five building blocks are an integral part of our business model. The objectives are twofold: first, to safeguard your capital; and second, to generate superior returns measured over the longer term.

Delivering on Our Commitments

     Last year, we shared with you our vision for refocussing the company in three main areas, each of which is capable of generating sustainable and growing cash flows.

     >>> OUR INCREASING FOCUS ON ASSET MANAGEMENT ACROSS THE COMPANY ENHANCED >>>

     At the same time, we established two long-term performance objectives: first, achievement of 15% annual growth in cash flow from operations; and second, more active management of our capital to increase the cash return on shareholders’ equity.

     In 2002, we exceeded our cash flow objective with 17% growth in cash flow per share. This helped us to increase the cash return on shareholders’ equity to 16% and take another meaningful step towards our long-term goal of 20%.

     Equally important, we are confident of achieving further growth in the current year, benefiting from the contractual revenue streams embedded in our businesses and the recent additions to our operating base. Longer term performance will, however, depend to some extent on the economic environment and also on how effectively we execute our strategic plans.

     One source of significant disappointment in 2002 was our investment in Noranda. Profound structural changes in the world’s magnesium markets led Noranda to record a large non-cash restructuring charge during the fourth quarter of 2002. By taking painful but decisive action, Noranda can now focus on increasing the returns from its other assets. Noranda’s writedown did not affect Brascan’s cash flows; however, it did impact our net income and represents a real loss of value. Fortunately, Noranda represents a much smaller portion of our assets than it did a few years ago, and putting this behind us will enable us to broaden our options for this investment as commodity prices recover.

2002 Performance

     While we think of our shareholders as owning a piece of each of our assets for the long term, we do recognize that some shareholders rely on, and are measured by, short-term stock market performance.

     In this regard, we took some comfort from the fact that our common share price has more than held its own in difficult financial markets.

     But we know full well you cannot take historical or relative performance to the bank and that it is essential each day for us to lay and nurture the seeds for continued growth.

     We are therefore pleased to report that considerable value was added during the year to the underlying value of the company and our

Building Shareholder Value

     With nearly $1 billion of free cash flow and over $2 billion of current liquidity, we are actively pursuing growth opportunities which complement existing operations, meet our return targets and enhance long-term shareholder value.

Acquisitions	—	Quality assets which produce sustainable cash flows with the potential to appreciate in value
Markets	—	Expansion in existing markets or penetration of new markets where a strong presence can be built
Development	—	Focussed on completion of existing development projects

SHAREHOLDER VALUE AND STRENGTHENED OUR COMPETITIVE POSITION >>>

future prospects despite the performance of our investment in Noranda.

     Initiatives completed during 2002 increased the underlying value of your shares to approximately $47.75. Taking into account the $1.00 annual dividend you received, the incremental value created totalled $5.85 per share, an increase of 14% from last year.

     The analysis we regularly undertake to track growth in the underlying value of your shares is presented in the Management’s Discussion and Analysis section of this annual report. Additional information is also available in the supplementary financial package on our web site. We encourage you to review this information and to make your own assessment of the company’s underlying value.

Focussing on Quality Assets

     Our focus on high quality assets is one of the reasons that we have been able to deliver strong financial results in a difficult business environment.

     It has always been our practice to focus on achieving long-term sustainable growth rather than seeking short-term gains. We therefore endeavour to own quality assets with secure income streams that can be maintained during difficult times, and as a result are more likely to generate higher returns over the longer term.

     Our strong operating cash flows in 2002 largely reflect the quality of our businesses. In recent years, we worked proactively to put long-term escalating revenue contracts in place in our real estate and power generating operations with the objective of earning sustainable cash flows throughout the business cycle.

     We have found that quality assets, which generate increasing cash flows, also tend to rise in value, especially those that require little sustaining capital.

     With assets such as these, the cash flow generated is also free for selective investment in additional quality assets to expand the base of our operations.

     With our high quality asset base as a foundation and a company-wide commitment to achieve higher returns on capital, we believe we are well positioned to deliver on our commitment to you to maintain our growth, even in these more difficult times.

Our commitment to build long-term shareholder value has steadily increased the underlying value of Brascan.

Underlying Value of Brascan ($ per share)

>>> OPERATING IN SEVERAL BUSINESS SECTORS, WE HAVE A COMPETITIVE ADVANTAGE,

Delivering Sustainable Cash Flows

     In 2002, we generated a record $3.74 per share in cash flow from operations, a 17% increase over the $3.20 per share earned in 2001 and the sixth consecutive year we have been able to report meaningful growth.

     Of the $3.74 of cash generated for each of your shares, $1.00, as you know, was paid to you as a dividend. We utilized $1.24 to repurchase common shares of the company, which alone added approximately $0.54 of incremental underlying value to each of your shares. The balance of $1.50 was utilized within our businesses to strengthen and expand our operations.

     In total, our share of the operating cash flow generated from our businesses increased by 22% to $736 million, while the free cash flow, which includes cash retained for other stakeholders, totalled $910 million — both record achievements.

     The improved quality of our cash flows, although not as measurable, is of critical importance to our success. Strong performance in difficult markets is made possible by the long-term revenue contracts which produce stable and increasing cash flows.

     Proactively managing the terms of our commercial real estate leases continues to add value and certainty to our cash flows. In 2002, we entered into new rental agreements covering over three million square feet of space with high quality tenants. This represented 10% of our portfolio, nearly triple the amount of space that was scheduled to rollover in 2002.

     In addition, we locked-in long-term contracts for a number of our power plants, including a 20-year escalating contract for 100% of the power that will be produced by a new generating plant under construction in British Columbia.

     We also continued to build our asset management business, striving to increase fee revenues and the overall sustainability of cash flows from these operations.

     Our cash flows will also benefit from assets currently under construction when they come on stream.

     Many of these assets will start contributing to our cash flows in 2003 or 2004 and include the following projects: a 1.2 million square foot

Strong Development Pipeline

Brascan currently has $2 billion of assets under construction or development, many of which will begin contributing to our bottom line in 2003 and 2004.

ALLOCATING CAPITAL ON A VALUE BASIS INTO QUALITY ASSETS >>>

office tower in Midtown Manhattan, pre-leased for 30 years and targeted for completion in the fall of 2003; five hydroelectric power generating plants now under construction; and a number of properties we are developing into master-planned residential communities in California, Virginia, Colorado and Alberta.

     With a solid foundation of contract-based sustainable cash flows and developments under way in each of our operations, we believe we are well positioned to meet our growth targets in the years ahead.

Building Competitive Advantages

     We strengthened our operating model in 2002 by acquiring 100% of our financial businesses.

     This was a natural next step for us, after privatizing our power generating operations in 2001. It enabled us to integrate key aspects of our financial operations with our other businesses and increase our return on the capital invested.

     What this means from an operational perspective is that we are better able to share the expertise of our financial services team across our other operations in order to sharpen our decision making in acquisitions, dispositions and financing of assets.

     It has also enabled us to make available, more effectively, our extensive industry-specific knowledge and operating strengths to our now wholly-owned financial businesses.

     The integration of our operations should ensure that our capital commitments start off with a competitive advantage.

     We have actively narrowed the areas of business to which we commit capital, but broadened our exposure to those where we have a competitive advantage. We believe that the benefits we gain from this approach will lead to higher returns over time.

     One example of our businesses working together to achieve higher returns is the recent formation of the Brascan Real Estate Finance Fund. As a result of our strong position in the North American real estate market, we identified an opportunity to establish a real estate financing fund providing mezzanine financing to commercial property owners. Managed by an experienced New York-based team, the fund was launched in 2002 with an initial investment of US$200 million.

We took a major step forward in strengthening our business model by privatizing and then integrating our financial services operations with our real estate and power generation operations.

> Creating competitive advantages in capital markets and asset management based on operational and industry expertise

> Strengthening decision making in acquisitions, dispositions and financing of assets

>>> IN A CHALLENGING ECONOMIC ENVIRONMENT, BRASCAN’S FOCUS ON SUSTAINABLE

     Another example of our competitive advantages in action is our restructuring of a gold mine in British Columbia. We recapitalized the mine several years ago based on a $250 per ounce gold price and today we are earning very positive returns with significant cost reductions and higher gold prices.

     Our ability to withdraw and reallocate capital among businesses is another strategy that gives us a competitive advantage and differentiates us from many single sector companies.

     By leveraging our competitive advantages we will endeavour to acquire, on a value basis, quality operating assets when they are out of favour, such as real estate in the early to mid-1990s and power generating assets today.

Disciplined Return on Capital

     While we will continue to focus on increasing our cash flow from operations as a key ingredient to the creation of value, we do recognize that increasing cash flow is only part of the long-term value creation equation.

     The effective allocation of resources among our operations is critical to the achievement of superior risk adjusted returns on the capital invested in the business. In doing so, we aim to invest capital in assets when they trade below net asset value, and sell assets when they trade above their net asset value.

     During 2002, we extracted capital from our real estate operations and invested capital to earn higher returns in our power generating operations.

     In total, we generated $450 million through the sale of half interests in two commercial office towers to institutional investors seeking solid returns with limited capital risk. We invested $650 million in the acquisition of 16 hydroelectric power plants in Ontario, New Hampshire and Maine. In addition, we acquired an additional half interest in our Lake Superior Power natural gas-fired cogeneration facility in northern Ontario. These acquisitions almost doubled our generating capacity and solidified our position in our selected markets.

     Achieving superior returns is partly dependent on the continued reduction in our cost of capital. We plan to achieve this by maintaining high investment grade credit ratings which

Sustainable Cash Flows

     Our high quality cash flow streams are derived from long-term contracts, many of them in our real estate and power generating operations — averaging 10 years and 17 years, respectively.

CASH FLOWS DELIVERED A 14% INCREASE IN VALUE >>>

provide us with access to a wide range of low-cost financing options.

     In 2002, we reduced our overall cost of capital by 20 basis points to 9.6%, adding approximately $40 million or $0.20 per share annually to the future bottom line of the company. This was accomplished in part through the issuance of low-cost preferred equity and the use of income trusts and other investment funds favourably leveraged by institutional investors.

     We also continuously review whether or not to use a portion of the equity you have invested in the business to repurchase common shares and hence increase your ownership interest in each of our operations.

     We have believed for some time that our common shares represent an attractive place to invest surplus capital, and consequently we have repurchased shares consistently over the past three years.

     In 2002, we repurchased over 7 million common shares for cancellation. These repurchases went part of the way to offsetting the dilution arising from the issuance of 11 million common shares to privatize our financial operations during the year. Although we would have preferred not to have issued these shares, we believed it was the only way to complete this strategic initiative.

     We continue to believe that the case for repurchasing our shares is compelling. At the same time, we know we must maintain a balance between capturing immediate value through share repurchases and utilizing capital to create long-term strategic value in our operations.

     With these factors in mind, we will continue repurchasing shares for value while remaining cognizant of the need to maintain a strong capital base, financial ratios which exceed debt rating targets, and sufficient free capital in order to pursue attractive investment opportunities as they arise.

Maintaining a Solid Financial Position

     Two years ago, we set out to enhance our liquidity in anticipation of unsettled capital markets and the opportunities that a more challenging business and financial environment might present.

     In 2002, our common shares represented a compelling investment of capital. We repurchased 7 million common shares for cancellation, bringing the total shares purchased over the last three years to over 17 million shares.

>>> BRASCAN IS IN A FORTUNATE POSITION TO TAKE ADVANTAGE OF GROWTH

     Our solid financial position enabled us to make a number of key acquisitions and still conclude 2002 in the strongest financial position in the company’s history, including investment grade credit ratings from three recognized North American rating agencies.

     Today, we have access to over $2 billion of capital for investment and our operations are expected to generate free cash flow of close to $1 billion in the current year.

     As we enter 2003 we are in the fortunate position of being able to finance additional growth opportunities for each of our businesses, should opportunities present themselves.

     We have had a relatively high dividend payout policy for the past five years. There are a number of reasons for this. In the mid-1990s, when there were fewer investment opportunities to expand our businesses, we decided to pay out a larger portion of our free cash flows. Recently, we have been retaining more of our cash flow in order to strengthen our financial ratios and lower our overall cost of capital.

     Longer term, we will look at our dividend payouts on a relative and absolute basis and weigh the views of our shareholders, some of whom would like to see lower dividends and some higher. We are also paying close attention to new dividend taxation regulations being introduced in the U.S.

Growth Opportunities

     During the past year, we continued to favour organic growth to expand our operations rather than making major acquisitions.

     At the same time, we withdrew capital from mature assets which had limited growth prospects and invested capital in other more strategic assets with higher return prospects.

     Our objective is to seek balanced, profitable growth, and not growth for its own sake. We have previously assured you that we will only pursue business expansions, acquisitions or development opportunities that meet our return objectives and build long-term value for shareholders.

     In this regard, we are exploring further opportunities in the U.S. power generation industry to acquire assets on a deep value basis in relation to their replacement cost. We believe we have a unique, once in a multi-decade opportunity to add quality assets to our power

Financial Strength

Brascan is in a strong financial position, with solid investment grade ratings from all three North American rating agencies.

> Annual free cash flow of approximately $1 billion

> Over $2 billion of cash, financial assets and undrawn credit facilities currently available for investment

> Cost of capital improved by 20 basis points in 2002, adding $40 million to annual cash flow from operations

> Low levels of corporate debt

OPPORTUNITIES WITH OVER $2 BILLION OF CAPITAL AVAILABLE FOR INVESTMENT >>>

operating base. This is a result of the turmoil in this industry caused by short-term over-supply and the financial difficulties faced by many industry participants.

     Our preference is to acquire long-life hydro generating facilities with extensive water storage reservoirs. We will also invest in thermal generating facilities, but only when these can be acquired with a knowledgeable partner at significant discounts to their replacement costs.

     The opportunities to acquire high quality real estate at this point in the business cycle are fewer. We did, however, purchase a half interest this year in the American Express Tower at the World Financial Center, the only tower in this premier office complex in which we did not already have an ownership interest. We are confident that we can use our strong market presence in Manhattan to re-lease and refinance the property to create exceptional long-term value for shareholders.

     Alternative asset management initiatives represent the strongest area of growth in our financial operations. The launch of the Tricap Restructuring Fund in 2001 and the Brascan Real Estate Finance Fund this year are targeted at meeting the needs of institutional investors seeking alternatives to the equity markets.

     Our real estate services and reinsurance operations also made strong progress during 2002 in implementing their business plans. Our finite risk reinsurance business, conducted through Imagine Reinsurance, has established itself as a partner of choice for many U.S. and European insurers.

     With our focus on the three areas in which we have solid expertise and distinct competitive advantages, we believe that broadening our range of activities within these areas is the least risky method to implement our growth strategy.

     We are often asked if we would consider moving into sectors that are outside of our core expertise. While the simple answer is “No”, there may well be exceptions.

     Although we may invest relatively small amounts of capital in unrelated businesses through our financial operations, or through restructuring or refinancing opportunities, you will not see us acquiring or building totally unrelated businesses, or businesses that do not

Our operating expertise provides us with a competitive advantage in building our alternative asset management initiatives — by attracting institutional partners and leveraging our combined investments to enhance returns.

MILLIONS	Assets Under Management

Imagine Reinsurance	$1,400
Tricap Restructuring Fund	416
Brascan Real Estate Finance Fund	300
Brascan Opportunity Fund	50

>>> OUR STRONG INVESTMENT DYNAMICS PROVIDE A SOLID FOUNDATION FOR

fit the sustainable cash flow model that is at the heart of our business strategy.

     Looking ahead, you can expect that the investments we make will be consistent with our strategy of building long-term shareholder value through the ownership of high quality assets which generate sustainable cash flows. These criteria will guide us as we deploy our capital resources in order to increase returns.

Strengthening Corporate Governance

     We embrace sound and effective corporate governance as a priority for building and managing our businesses.

     With the recent attention given to corporate governance, we took the opportunity to review our current policies and practices, benchmarking them against companies acknowledged as leaders.

     As a result, we made several governance changes during the year to ensure that we remain abreast or ahead of evolving governance practices in both the U.S. and Canada.

     We re-aligned our audit and compensation committees to ensure that they are comprised totally of independent directors. We commenced expensing management options and introduced minimum hold periods for options exercised as well as share ownership requirements for senior executives.

     Management also certified our financial statements ahead of any regulatory requirement to do so. The roles of the board Chair and Chief Executive within the company have been separated and, for a number of years, our board has met independently from management under the leadership of a Lead Director.

     We aim to continually review and improve our corporate governance practices,which are outlined in our Management Information Circular and which can also be accessed on our web site.

In Closing

     You should expect our actions in the years ahead to reflect our determination to build long-term shareholder value by owning quality assets which generate sustainable cash flows.

Leading Governance Initiatives

     We are committed to accountability to our shareholders through strong corporate governance practices.

> Options expensed in first quarter of 2002

> Share ownership requirements introduced for senior executives

> Financial statements certified by CEO and CFO

> Board of Directors includes majority of independent directors and an independent Lead Director

OUR CONTINUED GROWTH AND ENHANCED SHAREHOLDER VALUE >>>

     While none of us can know for sure what the future will bring or whether each of our financial targets will always be met, we are confident that we have the financial resources and the commitment of our colleagues to continue building shareholder value.

     As part-owners of high quality assets, please feel free to stop by and visit our operations and meet our people. The Winter Garden within the World Financial Center in downtown New York recently re-opened, better than ever; the Marché at BCE Place in Toronto is a wonderful place for lunch; and Bankers Hall in Calgary has some great shops. While our power generating plants are in more remote areas, we would also encourage you to visit them if you are in the vicinity. And, when you decide to buy a new home, please consider Royal LePage if you live in Canada.

     We thank our many customers, business partners and lenders for the support they have provided over the past year. We especially thank Jack Curtin, who is retiring as a director this year, for his guidance and support which have been much appreciated by his board colleagues and management.

     Lastly, we pay tribute to Allen Lambert, one of our great mentors and partners who passed away this year after a remarkable life as a business leader, an active community contributor and former Chairman of the Toronto-Dominion Bank. The Allen Lambert Galleria in BCE Place is one of the lasting tributes to Allen’s role in changing the face of downtown Toronto. As a board member for over 20 years, he was an inspiration to all of us and is deeply missed at our weekly management and quarterly board meetings.

     On behalf of all of my partners and our board, thank you for your continued interest and support.

/s/ J. Bruce Flatt
President and CEO
February 12, 2003

Looking ahead, we remain firmly focussed on our five strategic priorities to achieve our performance objectives and maximize shareholder value.

>	Increase and strengthen cash flows
>	Actively manage assets to enhance quality and increase return on capital
>	Improve return on equity with disciplined capital management
>	Expand operating businesses with add-on acquisitions
>	Pursue major initiatives when assets are inefficiently priced

[PHOTO OF WINTER GARDEN]

>>> ONE OF THE STRONGEST, LOWEST RISK LEASE PROFILES IN NORTH AMERICA >>>

Commercial Properties

Operating Profile

>	55 premier office properties

>	48 million square feet

>	Focussed in financial centres with supply constraints

>	Average property size of 1.4 million square feet

>	Technologically advanced property infrastructure

Underlying Value = $13.2 billion

Operating Cash Flow by Region

Strategic Advantages

>	Strong leasing profile with one of the lowest annual rollover rates in North America — 4% until 2005

>	Below market leases with embedded contractual increases

>	Stable, high credit quality tenant base

>	Nine million square feet of development opportunities

Above: The reconstructed Winter Garden in the World Financial Center, New York City

We own one of the highest quality property portfolios in North America, distinguished by the size, quality and prime locations of our properties.

     Located primarily in the downtown business districts of major North American cities, our portfolio of 55 commercial properties features primarily large, Class A office towers that average approximately 1.4 million square feet of leasable area and represents 48 million square feet in total.

Strategic Focus

     Our strategy is to acquire quality office properties at below replacement value in supply constrained financial centres, aggressively manage these properties to enhance their value and establish partnerships with high quality institutional investors seeking mature properties. This strategy surfaces value for our shareholders while maintaining our strong position in selected markets. In addition, the quality of our buildings enables us to attract and retain the best tenants and generate a high quality stream of cash flow to deliver strong financial results through the current difficult economic environment.

     Today, we have one of the strongest, lowest risk lease profiles, with the lowest turnover of leases of any major North American office property company. In 2002, our portfolio generated $1.1 billion in cash flow representing an 11% cash return on assets.

Foundation for Growth

     As one of North America’s leading office property landlords, we are in a strong position with attractive internal and external growth prospects. Contractually embedded rental rate increases and proactive re-leasing of space continue to drive internal growth. As market conditions improve, we have access to nine million square feet of low risk, build-to-suit space for development. And with our strong financial capacity we can take advantage of acquisition opportunities as they arise in our existing markets and other supply constrained markets such as Washington, D.C. and San Francisco.

     With a strong financial position and a strategic focus on high quality office properties in supply constrained markets, we are confident in our ability to continue delivering growing and secure streams of cash flow from this business.

Long-Term Lease Profile — Expiries

Financial Performance

	Underlying
	Value	Book Value

MILLIONS	2002	2002	2001	2000

Total assets	$13,150	$9,429	$9,580	$9,838
Cash flow from operations		1,076	1,087	960
Cash return on assets		11%	11%	10%

[PHOTO OF AUBREY FALLS]

>>> LONG-LIFE ASSETS AND STRENGTH THROUGH GEOGRAPHIC DIVERSITY >>>

Power Generation

Operating Profile

>	37 hydroelectric power generating plants; one cogeneration facility

>	Over 1,600 megawatts of installed capacity

>	4 river systems in North America

>	86% of power under long-term contract

Underlying Value = $3.5 billion

Operating Cash Flow by Region

Strategic Advantages

>	One of the lowest cost producers of electricity in North America

>	Long-life asset base with diversified watersheds

>	Key interconnections and transmission facilities in the northeast

>	Acquisition opportunities focussed in U.S. markets

>	Expertise to take advantage of U.S. power market opportunities

Above: Aubrey Falls, Mississagi River in northern Ontario, acquired in 2002

We are one of North America’s lowest cost producers of electricity with a history of almost 100 years of profitable hydroelectric operations.

     Our power generating operations are comprised of 37 hydroelectric generating facilities and one natural gas-fired cogeneration plant. Located on 14 river systems, primarily in northeast North America, these power assets are distinguished by the diversity of watersheds and water storage reservoirs, which reduce the impact of hydrology variations.

Strategic Focus

     We are focussed on building long-term sustainable cash flows by investing in high quality hydroelectric power generating assets at attractive values. During 2002, we increased our generating capacity by 65% through the acquisition of 16 hydroelectric stations in Ontario, Maine and New Hampshire. We operate with a three-part strategy for fueling growth and shareholder returns in our power operations.

     First, we continually strive to enhance and optimize our existing power operations, through a comprehensive capital investment program to increase the reliability and value of our facilities and improve our on-peak generating capabilities. Second, we are focussed on expanding power generation through the acquisition of hydroelectric or other low cost generation assets and the selective development of new hydroelectric facilities. Lastly, we are strengthening the sustainability of our cash flows through the use of long-term fixed-price contracts to minimize the impact of price fluctuations.

Solid Foundation for Growth

     With a strong base of operational expertise and growing and competitive positions in several key North American markets, our opportunities for continued growth are positive. In particular, we believe the disruption in the power markets throughout the U.S. has provided a window of opportunity for us to acquire generating assets below net asset value from industry participants in financial difficulty.

Revenue Profile — Long Term Contracts

Financial Performance

	Underlying
	Value	Book Value

MILLIONS	2002	2002	2001	2000

Total assets	$3,480	$2,338	$1,600	$1,442
Cash flow from operations		240	142	123
Cash return on assets		12%	10%	9%

>>> COMPETITIVE ADVANTAGES THROUGH FINANCIAL AND OPERATING EXPERTISE >>>

Financial Services

Operating Profile

>	Currently $2 billion of invested assets together with a further $4 billion under management

>	Asset management services and investment funds for institutional clients

>	Investment on low risk basis

>	Specialized industry focus, including real estate, power generation and resources

>	Capital markets and business services for a broad range of clients

Underlying Value = $2.6 billion

Cash Flow Profile

Strategic Advantages

>	Operational expertise and track record in select industry sectors is being utilized to develop and manage leading funds and financial products

>	Strong partnerships with institutions seeking alternative-type investments

>	Access to significant capital

Brascan has established a unique and growing position in the financial services sector with a specialized focus on the management of alternative asset classes.

     With over $2 billion invested and a further $4 billion under management, we are leveraging our financial expertise and operational know-how in our core businesses to build an asset management business that delivers growing streams of cash flow and enhanced shareholder value.

Strategic Focus

     As an active asset manager, our primary focus is on alternative-type investments, such as direct ownership of infrastructure assets and bridge and mezzanine lending in industry sectors where we have a competitive advantage by virtue of our operating expertise, including real estate, power generation and resources. This class of investment has grown dramatically over the past decade as pension funds and other institutional investors seek to earn higher, stable returns and diversify their portfolio risk.

     We structure and manage specialized investment funds such as income trusts, capital market funds and preferred share issues for clients and utilizing our own capital. In addition,we provide a growing portfolio of business services to government, institutional and corporate clients. These include a broad array of property-related services under our Royal LePage brand, as well as specialized financial transaction and information processing services which enable us to leverage our industry expertise, our partnerships and customer base across the company.

Foundation for Growth

     With operational expertise and strong management in each of our core industry sectors and a long history as a direct investor in these and other industries, we believe we are uniquely positioned to build on our expertise and track record to solidify our position as an asset manager of choice, and in the process enhance value for shareholders. We will continue to seek opportunities to increase the level of assets under management and our return on assets.

Operating Cash Flow by Segment

Financial Performance

	Underlying
	Value	Book Value

MILLIONS	2002	2002	2001	2000

Total assets	$2,562	$2,099	$1,597	$1,460
Cash flow from operations		268	256	222
Cash return on assets		15%	17%	14%

>>> ACTIVE AND DISCIPLINED CAPITAL MANAGEMENT FUELLING STRONG PERFORMANCE >>>

Financial Report

Underlying Value

80% of Brascan’s underlying cash flows are generated by our real estate, power generating and financial operations. Brascan’s assets have a total underlying value of $29 billion, which represents $47.75 per share.

Management’s Discussion and Analysis of Financial Results

     Brascan’s business strategy is to own, manage and build businesses which generate sustainable free cash flows. Our current operations are largely in the real estate, power generating and financial sectors. Our goal is to build long-term shareholder value by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets, and by continuously pursuing new opportunities for future growth.

     We own and operate our businesses directly as well as through partially owned companies and joint venture partnerships. While we would prefer to own 100% of our operating businesses, and we aim to ultimately do so, there are circumstances when it is beneficial to operate through partially owned companies and partnerships. In recent years we have increased the ownership level of both our power generating and financial services businesses to 100% and increased the ownership of our real estate property business above 50% on a fully diluted basis. Accordingly, we have presented the results of these operations in this section on a fully consolidated basis for each of the past three years to provide fully comparable results.

     Headquartered in Toronto, Canada with offices in New York, Brascan is an international company with most of its revenues denominated in US dollars. The company’s common shares are listed on the New York, Toronto and Brussels stock exchanges. Financial results have historically been reported in Canadian dollars, although we plan to adopt the US dollar as our reporting currency in early 2003.

     This discussion and analysis contains cash flow and valuation information based on estimates which we believe are appropriate. The nature and form of the information presented is also intended to enable shareholders, investors and analysts to conduct their own assessment of the company’s performance and underlying value, utilizing their own valuation metrics.

Financial Profile

     Brascan’s consolidated assets totalled $22.8 billion as at December 31, 2002 on a book value basis, compared with $21.9 billion at the end of the preceding year. The underlying value of these assets at the end of 2002, based on the methodology and assumptions contained in this analysis, totalled $28.8 billion. For reporting purposes, Brascan segregates its assets into operating assets, financial and working capital balances, and investments in the resource sector.

     Operating assets represent the assets employed in our real estate, power generating and financial businesses, together with assets under development in each of those sectors. These assets represent 81% of our total assets on an underlying value basis and generated approximately 87% of our operating cash flows during 2002.

     Our operating businesses generate sustainable, low risk, growing streams of cash flow. Relatively low sustaining capital investment is required to maintain these operations, and the values of the assets held by these businesses typically appreciate as the associated cash flow streams grow, rather than depreciate over time as is common with many operating assets. As a result, we believe that the majority of the company’s operating assets are most appropriately valued on a discounted cash flow basis or a cash flow multiple basis.

     Commercial property assets are principally premier quality office properties located in major North American cities; power generating plants are predominantly hydroelectric power generating facilities located on North American river systems; financial services assets represent investment and other assets owned as part of our financial services business, which is focussed primarily on asset management, client services, capital market activities and merchant banking; and residential property assets represent building lots and houses under construction in master-planned communities.

“Our focus on increasing operating cash flows and underlying shareholder value continued to deliver results, despite a weaker economy”
Bruce Flatt

CASH RETURN ON EQUITY

     Assets under development include properties under development in our commercial and residential property operations as well as our power generating business. Although these assets currently generate minimal cash flow, we expect that they will generate superior levels of cash flow as they are completed. They represent an important component of our strategy to continuously upgrade the quality of our businesses and enhance cash flows from operations.

     Our two resource investments, Noranda Inc. (“Noranda”) and Nexfor Inc. (“Nexfor”), contributed $100 million of dividend income and, when valued based on their December 31, 2002 stock market prices, represent 6% of the underlying value of our total assets. Given that prices for many of the products produced by these two companies are at cyclical lows, we believe that their values will increase as demand for their products recovers.

     We finance our operations through diversified sources of capital. Attractive low-risk financial leverage for common shares is achieved through the use of property specific mortgages that have no recourse to Brascan and the issuance of low-rate permanent non-participating securities such as preferred shares.

Basis of Presentation

     Our annual report this year contains two sets of financial statements: audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and pro forma consolidated financial statements. The GAAP financial statements are presented together with the report of the independent external auditor beginning on page 60. These financial statements include the results of Brookfield Properties Corporation (“Brookfield Properties”) on a consolidated basis from December 31, 2001 onward and as an equity accounted investment prior to that date, whereas the pro forma financial statements consolidate the results of Brookfield Properties during 2002, 2001 and 2000. We believe the pro forma presentation is relevant to readers because it provides financial information on a fully comparable basis.

     The financial information throughout much of this section is presented on a basis that reflects our real estate operations on a fully consolidated basis for each of the past three years. Accordingly, much of the information is drawn from the pro forma financial statements. It is important to note, however, that the basis of presentation for each set of financial statements is the same with respect to the consolidated balance sheet as at December 31, 2002 and December 31, 2001 and the operating results for the year ended December 31, 2002. The 2001 and 2000 operating results differ in that the pro forma statements include Brookfield Properties on a consolidated basis, whereas the audited financial statements do not. Net income and net income per share are the same in both sets of financial statements.

     It is also important to note that we place considerable emphasis on cash flow from operations on an aggregate and per share basis. This is because, while cash flow is a non-GAAP measure, it is the key performance measure that we use in evaluating our operations and is an important factor in valuing our businesses and their underlying assets. We do, nonetheless, provide a specific discussion of net income and the two measures are reconciled within both sets of financial statements and within the related discussion beginning on page 49.

Performance Measurements

     As discussed above and in our message to shareholders, we are focussed principally on cash flow as a performance measurement. We have chosen this as a measure because it is tangible, reflects the value of our assets, and is utilized by analysts as a key measure in each of our operating sectors.

     We also measure performance in terms of the underlying value per share. Each year we evaluate the value added to the business through our various initiatives, and strive to increase the underlying value each year.

“Our goal is to be a leader in reporting financial results. We are working to ensure all our stakeholders know where we are heading and how we are doing.”
Brian Lawson

ASSET VALUE

     Finally, while we recognize the value of debt in providing leverage to common share returns, we are committed to maintaining a strong financial position with a prudent amount of leverage.

     The following table summarizes our key performance measurements:

	Objective	2002	2001	2000

Operating Measures
Operating cash flow per share
Growth	15%	17%	25%	28%
Return on equity	20%	16%	13%	11%
Balance Sheet Measures
Underlying value per share
Growth, including dividends	12%	14%	12%	10%
Debt to capitalization
Excluding property specific mortgages	30% to 40%	31%	30%	31%
Corporate borrowings	20% to 30%	20%	17%	19%

Underlying Values and Cash Flows

     The following is a summarized statement of underlying values, book values and operating cash flows from our operations for the past three years:

	Underlying		Return on
	Value		Assets(1)	Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)%		2002	2002	2002	2001	2002	2001	2000

Assets
Operating assets
Commercial properties	46%	$13,150	11%	$9,429	$9,580	$1,076	$1,087	$960
Power generating operations	12%	3,480	12%	2,338	1,600	240	142	123
Financial operations	9%	2,562	15%	2,099	1,597	268	256	222
Residential properties	5%	1,328	15%	1,028	1,110	166	140	118
Assets under development	9%	2,631	—	2,231	1,631	—	—	—

	81%	23,151	11%	17,125	15,518	1,750	1,625	1,423
Cash and financial assets	6%	1,659	7%	1,659	1,966	120	131	133
Investment in Noranda and Nexfor	6%	1,881	5%	1,874	2,151	100	96	94
Accounts receivable and other	7%	2,130	2%	2,130	2,294	36	46	44

	100%	$28,821	9%	$22,788	$21,929	$2,006	$1,898	$1,694

Liabilities
Non-recourse borrowings
Property specific mortgages		$7,887	6%	$7,887	$7,160	$467	$471	$400
Other debt of subsidiaries		2,950	5%	2,950	3,161	167	198	193
Corporate borrowings		1,635	6%	1,635	1,313	98	95	106
Accounts and other payables		1,994	5%	1,994	1,718	88	79	84
Shareholders’ interests
Minority interests of others in assets		3,859	16%	2,301	2,720	411	391	348
Preferred equity — corporate and subsidiaries		1,859	6%	1,859	1,596	109	106	111
Common equity		8,637	16%	4,162	4,261	666	558	452

Total shareholders’ interests		14,355	14%	8,322	8,577	1,186	1,055	911

		$28,821	9%	$22,788	$21,929	$2,006	$1,898	$1,694

Per common share		$47.75	16%	$23.46	$24.68	$3.74	$3.20	$2.55

(1)  As a percentage of average book value

“We are making great strides in integrating the asset management model across our businesses to focus decision making and create competitive advantages.”
George Myhal

OPERATING CASH FLOWS

The underlying value for a Brascan common share was $47.75 at December 31, 2002 compared with $42.90 at the end of 2001, representing an increase in value of 14% including dividend distributions.

The following table summarizes the significant contributions to the growth in value:

Underlying value, beginning of year	$42.90

Operating cash flow	3.74
Business initiatives undertaken during 2002	2.37
Dilution from privatization of financial business	(0.91)
Repurchase of common shares	0.54
Change in market value of resource investments	(0.12)
Other	0.23

Increase in underlying value during the year	5.85
Less: dividends paid	(1.00)

4.85

Underlying value, end of year	$47.75

The largest contribution to the growth in underlying value was the operating cash flow generated during the year. Business initiatives, in particular the expansion of our power generating operations and increased returns in our residential property business, added $2.37 per share. We did suffer dilution on the issuance of common shares in connection with the privatization of our financial business; however we believed that this was justified by the benefits of completely integrating this business. We were also able to mitigate some of this dilution through the repurchase of 7.1 million common shares during the course of the year.

Commercial Properties

Our commercial property portfolio is comprised largely of premier office properties located in six North American cities, with New York, Boston and Toronto accounting for 74% of the portfolio on a book value basis. In addition, we own properties in Brazil.

The composition of the company’s commercial property portfolio at the end of 2002 and 2001 was as follows:

	Leasable Area	Book Value		Operating Cash Flow(1)
YEARS ENDED DECEMBER 31
REGION	2002	2002	2001	2002	2001	2000

	(000’S SQ. FT.)	(US$ MILLIONS)		(US$ MILLIONS)

New York, New York	10,113	$3,295	$3,203	$339	$329	$313
Toronto, Ontario	6,883	778	737	65	64	57
Boston, Massachusetts	2,163	332	332	32	30	28
Denver, Colorado	3,017	354	357	36	35	32
Calgary, Alberta	7,570	380	520	37	34	29
Minneapolis, Minnesota	3,008	393	391	28	29	28
Other North America	1,515	129	209	48	34	19
Brazil	2,216	307	276	26	29	33

	36,485	5,968	6,025	611	584	539
Operating income from properties sold	—	—	—	15	62	86
Lease termination income and property gains	—	—	—	60	55	19

Total US$	36,485	$5,968	$6,025	$686	$701	$644

Total Cdn$		$9,429	$9,580	$1,076	$1,087	$960

Underlying value estimate		$13,150	$13,200

(1)  Commercial property revenue less operating costs

“We have benefitted significantly from the proactive leasing efforts of the last several years. Long-term leases with high quality tenants helps insulate us from economic turbulence.”

Ric Clark

COMMERCIAL PROPERTIES
— Operating Cash Flow by Region

     The book value of our portfolio declined during the year, principally as a result of the sale of 50% interests in properties located in Toronto and Calgary for proceeds of US$290 million. These transactions resulted in gains of US$60 million, which are included in lease termination income and property gains.

     The underlying value of our commercial properties is based on a 7.75% capitalization rate applied to estimated 2003 net operating income, prior to lease termination income and other property gains, which is projected to be US$645 million. This represents a 5.6% increase over the US$611 million earned in 2002 on current properties owned. The capitalization rate is unchanged from that utilized at the end of 2001, although we have sold properties at higher valuations over the past 12 months.

     Commercial property operations contributed US$686 million (Cdn$1,076 million) of operating cash flow in 2002, similar to 2001 as a result of internal growth on current properties held, the rollover of below market leases and contractual increases embedded in leases, as well as the proactive renegotiation of leases prior to their maturity in order to capture termination income, property gains and higher rental rates.

Components of Operating Cash Flow

     The components of commercial property operating cash flow were as follows:

YEARS ENDED DECEMBER 31 (US$ MILLIONS)	2002	2001	2000

Operating income from current properties	$611	$584	$539
Operating income from properties sold	15	62	86

	626	646	625
Lease termination income and property gains	60	55	19

Operating cash flow — US$	$686	$701	$644

Operating cash flow — Cdn$	$1,076	$1,087	$960

     The components of the change in commercial property operating cash flow from year to year is broken down into contractual increases in rental rates, rollovers of rents, lease-up of vacancies, acquisitions and dispositions over the past three years as follows:

YEARS ENDED DECEMBER 31 (US$ MILLIONS)	2002	2001	2000

Prior year’s net operating income before lease termination income and property gains	$646	$625	$579
Changes due to:
(i) Contractual increases on in-place leases	17	13	16
(ii) Rental increases achieved on in-place rents on re-leasing	8	17	13
(iii) Lease-up of vacancies	5	15	7
(iv) Acquisitions and dispositions, net	(50)	(24)	10

	626	646	625
(v) Lease termination income and property gains	60	55	19

Current year operating cash flow — US$	$686	$701	$644

Current year operating cash flow — Cdn$	$1,076	$1,087	$960

(i) Contractual increases on in-place leases

     During 2002, contractual increases in leases added US$17 million to net operating income. This compares to a US$13 million increase in 2001 and US$16 million in 2000. Our leases typically have clauses which provide for the collection of rental revenues in amounts that increase every five years. Given the high credit quality of tenants in our buildings, there is generally lower risk in realizing these increases. It is our policy to record rental revenues in accordance with the actual payments received under the terms of our leases, which typically increase over time.

“Our active participation in the revitalization of Lower Manhattan strengthens our position as a leading owner of premier New York office properties.”
John Zuccotti

COMMERCIAL PROPERTIES
— Income from Current Properties

(ii) Rental increases achieved on in-place rents on re-leasing

     During 2002, higher rental rates on the re-leasing of space in the portfolio contributed US$8 million of increased cash flow over 2001. At December 31, 2002, average in-place net rent throughout the portfolio was US$21 per square foot, unchanged from December 31, 2001 and higher than the US$19 per square foot in place at December 31, 2000. Despite challenging leasing environments in our major markets, the company was able to maintain its average in-place net rental rate, largely as a result of re-leasing initiatives which were completed at an average rental uplift of US$3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 at equivalent rental rates. Average market rents declined by US$4 per square foot in 2002 due to combined pressure from sub-lease space and decreased tenant demand, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, this decrease in market rents will not have a substantial impact on net operating income in the short-term. The following table shows the average estimated in-place rents and current market rents for similar space and services in each of the company’s markets:

AS AT DECEMBER 31, 2002	Leasable Area(1)	Average Lease Term	Average In-Place Net Rent	Average Market Net Rent

	(000’S SQ. FT.)	(YEARS)	(US$ PER SQ. FT.)	(US$ PER SQ. FT.)

New York, New York
Midtown	1,693	14	$36	$55
Downtown	8,420	11	32	34
Toronto, Ontario	6,883	7	18	21
Boston, Massachusetts	2,163	5	30	40
Denver, Colorado	3,017	5	14	15
Calgary, Alberta	7,570	10	11	15
Minneapolis, Minnesota	3,008	5	11	11
Other North America	1,515	9	9	14
Brazil	2,216	5	45	50

Average — US$	36,485	10	$21	$25

Average — Cdn$	36,485	10	$33	$39

(1)  Excludes development sites

     Average in-place and market rents are approximately 80% of average market rates, which should provide growth in cash flows as existing space is re-leased.

(iii) Lease-up of vacancies

     A total of approximately 270,000 net square feet of vacant space was leased in 2002 and 2001, contributing US$5 million to net operating income during 2002. Contribution to growth from the leasing of vacant space was larger in 2001 because of vacancies leased in properties acquired in 2000. The company’s total portfolio occupancy rate at December 31, 2002 declined from 97% to 96%, primarily due to vacancy increases in New York, Boston, Denver, and Minneapolis. The leasing profile for 2002, 2001 and 2000 is shown in the following table:

	2002		2001		2000

AS AT DECEMBER 31
THOUSANDS OF SQ. FT.	Leasable Area(1)	% Leased	Leasable Area(1)	% Leased	Leasable Area(1)	% Leased

New York, New York	10,113	98%	10,113	100%	9,846	100%
Toronto, Ontario	6,883	96%	6,866	97%	7,099	99%
Boston, Massachusetts	2,163	97%	2,163	99%	2,163	100%
Denver, Colorado	3,017	90%	3,014	96%	3,156	95%
Calgary, Alberta	7,570	97%	6,330	96%	6,471	94%
Minneapolis, Minnesota	3,008	85%	3,008	95%	3,008	96%
Other North America	1,515	97%	3,171	94%	5,157	95%
Brazil	2,216	92%	1,593	98%	1,593	97%

Total	36,485	96%	36,258	97%	38,493	97%

(1)  Excludes development sites

“We have one of the strongest lease profiles in North America with minimal lease expiries over the next few years.”
Steve Douglas

“The quality and location of our properties, when combined with disciplined cost management and customer services, produces an important competitive edge.”
Jack Delmar

(iv) Acquisitions and dispositions, net

     The sale of properties reduced operating cash flow by US$50 million in 2002 and US$24 million in 2001. This compares with a net increase of US$10 million in 2000 due to properties acquired during that year. In 2002, we sold partial interests in properties located in Toronto and Calgary, following the sale of partnership interests in two Boston office properties during 2001. Other property sales in these two years included two other office buildings and non-core retail assets primarily in Canada. In 2002, we acquired 1.2 million vacant square feet located in Tower Three of our World Financial Center complex in New York City, which is included as an asset under development pending re-leasing of the property and tenant buildout of premises.

(v) Lease termination income and property gains

     During 2002, we generated US$60 million of gains on the sale of partial interests in office properties referred to above for proceeds of US$290 million. In 2001, the sale of a 49% interest in two Boston properties and a 50% interest in Fifth Avenue Place in Calgary resulted in gains of US$24 million and US$30 million, respectively. No gains on the sale of office properties were recorded in 2000. Lease termination payments were nil in 2002, compared to US$1 million in 2001 and US$19 million in 2000. While these types of payments are opportunistic and difficult to predict, the dynamic tenant base typical of our buildings should enable us to generate similar opportunities in the future.

Tenant Relationships and Lease Maturities

     An important characteristic of our tenant profile is its strong credit quality. Special attention is directed at our tenants’ credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, RBC Financial Group, CIBC, Petro-Canada, Imperial Oil and J.P. Morgan Chase.

     Where possible, we endeavour to sign long-term leases. Although each market is different, the majority of our leases have terms ranging from 10 to 20 years. As a result, the average amount of leasable area in the total portfolio maturing annually is less than 5% until 2005. In New York and Boston, where the 2002 to 2005 maturities were aggressively re-leased in 2000 and 2001, scheduled maturities during these three years combined represent less than 5% of our space in these markets. This is particularly important in downtown Manhattan where the portfolio has virtually no leases maturing until late 2005. Given the events of September 11, 2001 and the work required to rebuild transportation infrastructure in downtown Manhattan over the next 24 months, our proactive leasing program has benefitted the company substantially.

     The following is the breakdown of lease maturities by market:

										Total
	Currently								2010 &	Leasable
THOUSANDS OF SQ. FT.	Available	2003	2004	2005	2006	2007	2008	2009	Beyond	Area(1)

New York, New York	237	35	167	560	231	52	243	93	8,495	10,113
Toronto, Ontario	221	166	260	1,069	195	369	276	315	4,012	6,883
Boston, Massachusetts	48	26	86	226	587	60	376	—	754	2,163
Denver, Colorado	245	263	132	396	173	234	445	69	1,060	3,017
Calgary, Alberta	191	108	112	275	634	149	307	111	5,683	7,570
Minneapolis, Minnesota	386	376	195	50	482	72	68	91	1,288	3,008
Other North America	37	83	118	70	206	107	52	79	763	1,515
Brazil	177	132	104	131	596	118	27	263	668	2,216

Total	1,542	1,189	1,174	2,777	3,104	1,161	1,794	1,021	22,723	36,485

% of total	4%	3%	3%	8%	9%	3%	5%	3%	62%	100%

(1)  Excludes development sites

“At this stage of the business cycle, we are actively recycling capital from our mature long-term leased office properties into higher return opportunities.”
David Arthur

COMMERCIAL PROPERTIES
— Lease Expiries

Power Generating Operations

Our power generating operations are predominantly hydroelectric facilities located on river systems in North America, many of which contain reservoirs that enable us to generate increased revenues through the sale of power during the peak periods of high demand. The composition of our power generating operations at December 31, 2002 and 2001 was as follows:

	Capacity (MW)		Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2002	2001	2000

Ontario, Canada	939	451	$1,216	$769	$131	$84	$70
Quebec, Canada	266	266	429	442	63	45	47
Northeast United States	157	—	304	—	22	—	—
Other North America	274	274	389	389	24	13	6

Total	1,636	991	$2,338	$1,600	$240	$142	$123

Underlying value estimate			$3,480	$2,416

The book value of our power generating assets increased principally due to the acquisition during the year of additional operations totalling 645 megawatts (“MW”) for $650 million.

The underlying value of our power generating operations is based on a 12 times multiple of normalized net operating cash flows, assuming 10-year average precipitation levels and an average selling price of US3.5 cents per kilowatt hour (“KWh”).

Power generating operations contributed $240 million to operating cash flow in 2002, representing a significant increase over the $142 million and $123 million contributed in 2001 and 2000, respectively. The increase in operating cash flow is due to the acquisition of additional generating capacity during the year, a return to more normal water levels, operational improvements and higher electricity prices.

Power Generating Base

We own operating interests in 38 power generating stations with a combined generating capacity of 1,636 MW. All but one of these stations are hydroelectric facilities located on river systems in six geographic regions within North America, specifically Ontario, Quebec, British Columbia, Maine, New Hampshire and Louisiana. We also own a 110 MW natural gas-fired combined cycle cogeneration facility located in northern Ontario. These facilities are capable of producing approximately 6,750 gigawatt hours (“GWh”) of electricity annually.

Our power operations are strategically located with transmission interconnections between Ontario and Quebec. Interconnections with adjacent US markets in Michigan and Maine are also planned. These interconnections allow us to sell surplus power into the highest-priced regions.

Brascan’s power generating operations are located on 14 river systems in nine different watersheds which provides important diversification of water flows to minimize the impact of fluctuating hydrology. Water storage reservoirs represent 25% of total generating capacity and provide additional protection against short-term changes in water supply and enable us to optimize selling prices by generating and selling power during higher-priced peak periods.

“Brascan was among the most active acquirers of high quality hydroelectric power generation assets in 2002, and we see a number of opportunities to maintain this momentum in the current year.”

Harry Goldgut

POWER GENERATION
— By Average Long-Term
   Generation (GWh)

     Our total power generation capacity is summarized in the following table:

				Installed	Long-term Average
		Generating	Generating	Capacity	Generation (GWh)
	Ownership	Stations	Units	(MW)	2002

Ontario, Canada
Northern Ontario Power	100%	12	22	331	1,610
Mississagi Power	100%	4	8	488	750
Valerie Falls Power	65%	1	2	10	52
Lake Superior Power — Cogen Plant	100%	1	3	110	850

		18	35	939	3,262

Quebec, Canada
Liévre River Power	100%	3	10	238	1,428
Pontiac Power	100%	2	7	28	210

		5	17	266	1,638

Northeast United States
Maine Power	100%	6	31	126	730
New Hampshire Power	100%	6	21	31	185

		12	52	157	915

Other North American Power Operations
Louisiana Hydro Electric Power	75%	1	8	192	677
Powell River Energy	50%	2	7	82	261

		3	15	274	938

Total		38	119	1,636	6,753

     We are developing five hydroelectric power plants in Ontario, British Columbia and Brazil. These are included in assets under development as they are not yet at an operational stage. We are also examining a number of opportunities to acquire additional hydroelectric power plants in North America with the objective of continuing to expand our generating base.

Operating Margins

     Our power generating operations are among the lowest cost producers of electricity in North America, with cash operating costs of approximately one cent US per kilowatt hour. This compares favourably with other forms of power generation. Our low cost structure results from the high quality of our assets, the continued application of new technology and the recent re-turbining of many of our facilities. Our power plants are also environmentally preferable to most other forms of electricity generation and therefore receive favourable regulatory treatment.

     The revenue, costs and operating margins of our power generating operations are as follows:

AS AT DECEMBER 31, 2002		Cash	Operating
US CENTS PER KWH	Revenue	Costs	Margins

Ontario, Canada	3.5	1.1	2.4
Quebec, Canada	3.4	0.7	2.7
Northeast United States	4.0	1.5	2.5
Other North America	2.4	0.4	2.0

Weighted Average	3.5	1.0	2.5

“Driving operating synergies within our newly acquired and current operations is a key priority for our power operations in 2003.”
Richard Legault

POWER GENERATION
— Operating Costs

Cash Flow Growth

     Operating cash flow from our power generating business increased in 2002 to $240 million, up from $142 million in 2001. The following table illustrates the change in operating cash flows from the company’s power generating business during the past three years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000

Prior year’s net operating income	$142	$123	$91
(i) Increase in generation from existing capacity	21	(8)	28
(ii) Operational and price improvements	33	21	4
(iii) Acquisitions	44	6	—

Current year operating cash flow	$240	$142	$123

(i) Increase in generation from existing capacity

     Generation from existing capacity increased to 4,356 gigawatt hours during the year, up from 3,777 gigawatt hours in 2001, with the return to more normal precipitation levels across the system after unusually dry conditions in the prior year. Particular increases in hydrology were experienced in northern Ontario and western Quebec, increasing cash flow from our power generating operations by $21 million in 2002 compared to a decline of $8 million in 2001.

(ii) Operational and price improvements

     During 2002, operational improvements, including our ability to utilize stored water to capture on-peak economics, as well as higher prices, led to an increased contribution of $33 million in 2002 versus $21 million in 2001. Our contracts typically have clauses which provide for price increases every year, primarily linked to inflation.

(iii) Acquisitions

     The acquisition of 16 hydroelectric stations in Ontario, Maine and New Hampshire totalling 645 megawatts contributed an incremental 1,228 gigawatt hours of production in 2002 and an additional $44 million of operating cash flow during the year. This compares to $6 million in 2001. These acquisitions contributed meaningfully during the year and are expected to contribute more fully during 2003. They also further diversify our watersheds, thereby reducing hydrology risk, and position us as a leading generator in Ontario and an important entrant in the New England electricity markets.

Contract Profile

     Brascan maximizes the stability and predictability of power generating revenues through the use of fixed price contracts to minimize the impact of price fluctuations, and diversification of watersheds and water storage reservoirs to minimize fluctuation in generation levels.

     Approximately 86% of Brascan’s projected 2003 revenue is subject to fixed price contracts or regulated rate base agreements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, Brascan is able to generate attractive margins on its uncommitted capacity. Brascan’s long-term sales contracts have an average term of 17 years and counterparties are almost exclusively customers with long-standing credit history or investment grade ratings.

“We continually strive to optimize our existing power facilities, through improved productivity, increased reliability and enhanced on-peak generating capacity.”
Colin Clark

POWER GENERATION
— Operating Cash Flow

     The following table illustrates Brascan’s contract profile over the next five years:

	2003	2004	2005	2006	2007

Long-term bilateral contracts	74%	72%	72%	72%	72%
Financial contracts	12	24	20	6	—

Total fixed price contracts	86	96	92	78	72
Uncommitted wholesale	14	4	8	22	28

Total	100%	100%	100%	100%	100%

Financial Operations

     Our financial operations include our asset management, client services, capital market, merchant banking and corporate lending activities. These activities generate steady streams of investment income, commissions and fees.

     The following table shows the composition of the assets deployed in our financial activities at December 31, 2002 and 2001 together with their underlying values and operating cash flows:

	Book Value		Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Securities	$454	$277	$73	$65	$16
Loans receivable	1,186	1,162	115	134	148
Investments	214	108	21	15	9

	1,854	1,547	209	214	173
Other/Commissions and fees, net	245	50	59	42	49

Total	$2,099	$1,597	$268	$256	$222

Underlying value estimate	$2,562	$2,030

(1)  Investment Income and fee revenue, net of directly applicable operating costs

     The underlying value of our financial operations is based on the book value of the securities, loans receivable and investment balances, plus our fee generating businesses valued at 12 times net fee income.

     Operating cash flow from our financial business increased in 2002 due to an increased level of invested assets and higher yields during the period. Fees and commission revenues also increased with the continued focus on these businesses.

     Invested assets include securities, loans receivable and investments owned principally as part of our asset management, capital market and merchant banking activities. Operating cash flow from these assets consists primarily of the associated investment income. Other assets of $245 million represent the non-financial assets employed in our fee generating client service businesses, such as fixed assets, intangibles and goodwill, including $116 million of goodwill which arose on the purchase of minority shareholdings during the year. Commissions and fees are presented net of associated operating expenses and represent commissions and fees generated by our various activities, principally client services and asset management.

“The successful launch of a number of funds furthers our goal of leadership in the alternative asset management business and sets the stage for the introduction of additional funds in the future.”
Jeff Blidner

FINANCIAL OPERATIONS
— Diversification of Assets

Securities

     The following table sets out the composition of securities owned by the company as part of our financial operations, together with the associated cash flows:

	Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Debentures	$259	$59	$33	$11	$—
Preferred shares	31	33	2	2	—
Common shares	164	185	38	52	16

Total	$454	$277	$73	$65	$16

     Securities are owned as part of the company’s capital market and asset management activities. These investments are typically liquid, publicly quoted securities. The book values of these investments as at the end of 2002 and 2001 approximate their realizable value. Operating cash flows include dividend and interest receipts, as well as gains realized during the year.

     We expanded our capital market activities during 2002. Emphasis was placed on high yield debentures, with a focus on issuers within our core areas of expertise. Our insight into these industries provides us with an excellent understanding of the fundamental underpinnings of the securities. We have also increased our holdings in select common share investments, again based on strong fundamental research.

     Operating cash flows from securities increased during the year, consistent with the increased level of invested assets, supplemented by capital gains on several high yield debenture and common share positions that were closed out during the year.

Loans Receivable

     The following table sets out the composition of loans receivable held by the company as part of its financial operations, together with the associated cash flows:

	Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Corporate loans	$857	$573	$78	$84	$99
Merchant banking loans	237	432	28	39	43
Restructuring loans	92	157	9	11	6

Total	$1,186	$1,162	$115	$134	$148

     Loans receivable include corporate, merchant banking and restructuring loans provided to our clients to assist them in achieving their business objectives. Corporate loans provide clients with financing to execute their normal ongoing business operations and, due to their nature, carry a lower yield than merchant banking loans. Merchant banking loans enable our clients to expand their businesses and complete specific strategic initiatives. Restructuring loans assist clients whose businesses are otherwise viable but are experiencing short-term financial difficulties or are improperly capitalized.

     The following table presents the activity in our loan portfolios together with the average rate of return at year end:

					Average
YEARS ENDED DECEMBER 31 (MILLIONS)	2001	Advances	Repayments	2002	Rate(1)

Corporate loans	$573	$1,379	$1,095	$857	7%
Merchant banking loans	432	137	332	237	10%
Restructuring loans	157	47	112	92	10%

Total	$1,162	$1,563	$1,539	$1,186	8%

(1)  As at December 31, 2002. Excludes fees and participation gains

“Our financial restructuring expertise allows us to partner with leading institutions and investors in conducting these activities.”
Sam Pollock

FINANCIAL OPERATIONS
— Securities Portfolio

Corporate loans

     Corporate loans increased during the year as several new opportunities arose where we could assist our clients through the provision of financing of this nature. Despite the increase in corporate loans during the year, we plan to de-emphasize this business going forward and expect these balances to decline.

Merchant banking loans

     We held a reduced portfolio of merchant banking loans at December 31, 2002 compared with 2001, as considerable caution was exercised during the year in pursuing new opportunities. In addition to interest, we generally earn origination and other fees in connection with these loans, and also receive equity participations which provide the opportunity for additional returns. Fees and participations of this nature contributed $14 million during the year, which are included in fee income.

Restructuring loans

     Restructuring loans declined during the year as several initiatives were concluded. New initiatives in the future will be principally conducted through the Tricap Restructuring Fund. This includes investments in debt securities issued by Doman Forest Products, which recently approved a restructuring plan proposed by Tricap Restructuring Fund and other holders of Doman securities.

Investments

     The following table sets out investments owned by Brascan as part of our financial operations, together with the associated cash flows:

	Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Common equity
Northgate Exploration	$105	$2	$—	$—	$—
Banco Brascan	59	62	21	15	9
Other	33	34	—	—	—
Other	17	10	—	—	—

Total	$214	$108	$21	$15	$9

     Investments represent common share positions acquired primarily as a result of merchant banking and restructuring activities. In some circumstances, these investments may be less liquid and require active involvement by Brascan. The largest such investment is our 40% common share interest in Northgate Exploration, which has a book value of $105 million and a quoted market value at December 31, 2002 of $124 million. Northgate issued $250 million of common share equity during 2002, of which Brascan subscribed for $106 million. Proceeds were used in part to repay merchant banking loans from Brascan. Common share investments also include our investment in Banco Brascan, an investment bank in Brazil that is owned 40% by each of Brascan and Mellon Bank.

“We are meeting the needs of institutional investors for alternative-type investments with a growing array of innovative funds backed by operational expertise within the Brascan group.”
Bruce Robertson

FINANCIAL OPERATIONS
— Loan Portfolio

Operating Cash Flows

     The following table illustrates the nature of the earnings from our financial operations. The more stable sources of cash flow, such as interest and dividend income, as well as commissions and fees, represent 84% of total cash flow.

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000

Investment income
Interest income	$126	$145	$148
Dividend income	40	28	19
Capital gains	43	41	6

	209	214	173

Commissions and fees, net
Fee revenue	326	309	285
Commissions, net	64	66	78
Expenses	(331)	(333)	(314)
	59	42	49

Total	$268	$256	$222

     Interest income declined by $19 million during the year due to a lower interest rate environment as Brascan’s loans receivable are principally floating rate. Dividend income increased significantly during the year, due in large part to increased earnings from our investment in Banco Brascan. Capital gains recorded in 2002 were derived principally from our capital market activities.

     Commissions and fees increased during the year reflecting the continued expansion of our asset management and client services activities. We continue our efforts to increase the contribution from our fee generating activities, which represented 22% of operating cash flow in 2002.

     Commissions and fees, net of expenses, originated from the following activities:

	Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000

Client services	$35	$37	$35
Asset management	27	2	7
Capital markets	9	13	11
Merchant banking	14	13	10
	85	65	63

Unallocated expenses	(26)	(23)	(14)

Total	$59	$42	$49

(1)  Fees and commissions, net of expenses

     Net commissions and fees from our client services group declined modestly during the year, constrained in part by start-up costs for several newer ventures. We provide a wide range of specialized administrative advisory and other business services to corporations, institutions and individuals in areas where we have experience and strong brand recognition. Examples of these services include residential and commercial property brokerage, corporate relocations, residential property appraisals, facilities management, property transaction closing services and voucher services.

     Asset management fees increased significantly during the year due to the establishment of new investment funds.

“Within our financial operations we undertake intensive credit research and analysis to uncover capital market opportunities in order to earn above average returns in the industries in which we have expertise.”
Andrew Maleckyj

FINANCIAL OPERATIONS
— Cash Flow Contribution

     The Imagine Group completed its second full year of operations and continued to expand its finite risk reinsurance activities,leading to an increase in funds under management. The Tricap Restructuring Fund, launched in late 2001, was also active during the year.

     Capital market fees represent underwriting and advisory fees, which declined during the year in line with reduced capital market activities in North America. We participated in 34 underwriting transactions in 2002 which raised $10 billion for clients and we were also involved in a number of merger, acquisition and debt refinancing advisory mandates.

     Merchant banking activities resulted in a modest increase in fees and participation gains arising from loan origination and commitments, as well as participation interests received in prior years.

Assets Under Management

     The fastest growing segment of our financial operations is the management of alternative investments on behalf of institutional investors as well as for our own account.

     Assets under management increased to $4.2 billion at year end, primarily through the introduction of several new funds and expansion of existing funds. The Brascan Real Estate Finance Fund was established during the year to invest in real estate mezzanine loans in the United States. In addition, we acquired an ownership interest in Queensway Investment Counsel, which provides traditional investment management services to institutional investors in Canada and the United States.

AS AT DECEMBER 31 (MILLIONS)		Total Assets(1)

Fund Name	Investment Type	2002	2001

The Imagine Group	Fixed income	$1,400	$1,100
Highstreet Asset Management	Equities/fixed income	735	600
Brascan Real Estate Finance Fund	Mezzanine loans	300	—
Queensway Investment Counsel	Equities/fixed income	600	—
Tricap Restructuring Fund	Private equity/debt	416	400
Diversified Canadian Financial I	Preferred shares	215	215
Diversified Canadian Financial II	Preferred shares	325	325
Mavrix Fund Management	Mutual funds	100	75
Century Property & Casualty	Fixed income	85	85
Brascan Opportunity Fund	Venture capital	50	50

Total		$4,226	$2,850

(1) Includes committed capital and managed assets

“Client services for government institutional and corporate clients are expected to become an increasingly significant contributor to our bottom line.
Cyrus Madon

FINANCIAL OPERATIONS
— Operating Cash Flow

Residential Properties

     Our residential property activities are focussed on single family home building in North America. We also build residential condominiums in South America. The composition of the residential property portfolio at December 31, 2002 and 2001 was as follows:

	Book Value		Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (US$ MILLIONS)	2002	2001	2002	2001	2000

California	$351	$350	$52	$45	$40
Virginia / Ontario / Florida	174	179	19	20	16
Alberta / Colorado	64	89	24	20	21
Brazil	61	80	10	5	2

Total — US$	$650	$698	$105	$90	$79

Total — Cdn$	$1,028	$1,110	$166	$140	$118

Underlying value estimate	$1,328	$1,120

(1)  Revenue less cost of sales

     The underlying value of our residential operations of $1,328 million is based on an eight times multiple applied to 2002 operating cash flow of $166 million, compared with a value of $1,120 million at December 31, 2001 based on an eight times multiple applied to 2001 operating cash flow of $140 million.

     Our residential assets in North America include infrastructure improvements and land and construction in progress in master-planned communities in nine markets located in three geographic regions. The residential assets in South America include infrastructure improvements and land and construction in progress for condominium construction in two markets. The aggregate book value of our residential properties was $1,028 million at December 31,2002.

Sales Levels

     Operating cash flow from our residential operations increased to $166 million in 2002, up from $140 million in 2001 due to increased selling prices and improved margins. Total home sales were 3,248 for the year compared with 3,306 in 2001. Lot sales in 2002, including lots sold to other builders, totalled 6,034 compared with 6,581 in 2001.

     Details of the home and lot sales by regional market are as follows:

	Home Sales			Lot Sales
YEARS ENDED DECEMBER 31
UNITS	2002	2001	2000	2002	2001	2000

California	1,147	1,228	1,156	1,429	3,117	2,434
Virginia	470	482	566	791	735	797
Florida	337	420	158	337	420	158
Colorado	—	—	—	277	111	83
Ontario	374	330	480	441	398	1,413
Alberta	385	395	300	2,224	1,349	1,302
Brazil	535	451	469	535	451	469

Total	3,248	3,306	3,129	6,034	6,581	6,656

Sales Revenue

     Our home building operations generated an average home price in 2002 of US$340,000 per unit, an increase of 5% over 2001 levels. The increase in the average home price was largely due to a higher-end mix of houses sold, especially in California and northern Virginia, and increased pricing on housing sales across North America.

“We believe that the spin-off of our U.S. residential property business will enable us to surface incremental value from our portfolio of premier master-planned communities.”
Ian Cockwell

RESIDENTIAL PROPERTIES
— Geographic Distribution

     The following is a breakdown of average prices realized on home sales in the last three years:

	2002		2001		2000

		Average		Average		Average
YEARS ENDED DECEMBER 31 (US$)	Sales	Price	Sales	Price	Sales	Price

	(MILLIONS)	(THOUSANDS)	(MILLIONS)	(THOUSANDS)	(MILLIONS)	(THOUSANDS)
California	$624	$544	$602	$490	$542	$469
Virginia	193	411	176	365	172	304
Florida	137	407	145	345	77	487
Ontario	51	136	43	130	71	148
Alberta	38	99	37	94	30	100
Brazil	65	134	72	160	68	145

Total — US$	$1,108	$340	$1,075	$325	$960	$307

Total — Cdn$	$1,740	$534	$1,709	$517	$1,430	$457

     The backlog of orders as at December 31, 2002 for delivery in 2003 represents approximately 30% of expected 2003 closings, similar to levels experienced at the beginning of the previous year.

Assets Under Development

     Assets under development consist of commercial property development sites and related density rights, residential land acquired for future use in our home building and condominium development businesses, power generating plants under construction and other assets held for or under development. None of these assets currently contribute to our operating cash flows.

     We prefer to acquire fully developed assets at discounts to their replacement cost. However, we will selectively undertake development initiatives in our core operating businesses when we believe we can adequately assess and manage the risk and where the rewards are sufficiently attractive. In this regard, office properties are developed on a selective basis in markets where tenants require expansion space; fully entitled residential land is purchased at substantial discounts to build-out value and developed for use in our residential home building and condominium operations; and power generating sites and other assets are selectively acquired and developed when the risk-adjusted returns substantially exceed those from purchasing existing assets.

     The composition of our assets under development at December 31, 2002 and 2001 was as follows:

	Book Value

AS AT DECEMBER 31 (MILLIONS)	2002	2001

Commercial development properties	$1,138	$576
Power generating plants	170	95
Residential development land and infrastructure	750	790
Other	173	170

Total	$2,231	$1,631

Underlying value estimate	$2,631	$1,926

     The underlying value of our assets under development is assumed for these purposes to be equal to either their book value or an estimate of sale value under reasonable circumstances at their current stage of development.

“Our residential operations continue to benefit from the low interest rate environment and desire of homeowners to enjoy the lifestyle advantages of master-planned communities.”
Alan Norris

RESIDENTIAL PROPERTIES
— Average Home Price

Commercial Development Properties

Commercial development properties at December 31, 2002 and 2001, included the following projects:

	Book Value

AS AT DECEMBER 31 (MILLIONS)	2002	2001

300 Madison Avenue, Manhattan	$690	$382
Three World Financial Center, Manhattan	269	—
Bay-Adelaide Centre, Toronto	114	108
Penn Station, New York and other lands	65	86

Total	$1,138	$576

The largest asset currently under development is a 1.2 million square foot office tower in midtown New York which is fully leased to CIBC. This premier office tower, located at 42nd Street and Madison Avenue in Manhattan, is expected to be completed in the fall of 2003. Total costs to complete the project are being funded by a non-recourse loan secured by the project and backed by the CIBC lease.

During 2002, we acquired a 51% interest in Tower Three of our World Financial Center complex in downtown Manhattan, with 1.2 million square feet of space. The purchase price represented a substantial discount to replacement value and we are currently in the process of refurbishing the space and securing new tenants with the objective of achieving full occupancy during 2004.

We own a 50% interest in the Bay-Adelaide Centre development property, located in Toronto’s downtown financial district, which includes fully operational revenue-generating parking facilities. When completed, this development will accommodate 1.8 million square feet of office and residential space.

Our other development sites include the proposed new Penn Station at West 31st Street and 9th Avenue in midtown New York which is currently in the permitting process and expected to eventually encompass 2.5 million square feet of office and related space. In São Paulo, Brazil, we own the BCN Office Park, which consists of 800,000 square feet of existing office space in the process of being leased, and 6 million square feet of density for future office and residential buildings to be developed over the next 10 years.

Power Generating Plants

Power generating plants under development had a book value of $170 million at December 31, 2002. These assets represent the investment to date in five hydroelectric power plants now under construction with total capacity of 136 megawatts — one in northern Ontario,one in British Columbia and three in southern Brazil.

			Book Value
	Estimated	Estimated
AS AT DECEMBER 31 (MILLIONS)	Capacity (MW)	Completion Date	2002	2001

High Falls	45	Q1/2003	$63	$22
Pingston Creek	30	Q2/2003	27	14
Brazil	61	Ongoing	52	24
Other	—	Ongoing	28	35

Total	136		$170	$95

“Investing in restructuring opportunities within our areas of expertise reduces risk and enhances our ability to maximize returns.”
Peter Gordon

ASSETS UNDER DEVELOPMENT

Residential Development Land

Residential development land and related infrastructure, which had a book value of $750 million at December 31, 2002, is located in the following geographic areas:

	Book Value

AS AT DECEMBER 31 (MILLIONS)	2002	2001

California	$364	$302
Virginia/Ontario/Florida	60	60
Alberta/Colorado	158	213
Brazil	168	215

Total	$750	$790

Improvements made to residential development lands prior to the sale of residential units include the construction of roads, sewers, utilities and other infrastructure related to the development of single family and condominium housing. These assets are located in 14 submarkets across North America and Brazil.

Cash and Financial Assets

Brascan maintains modest cash balances and utilizes excess cash to repay revolving credit lines and invest in shorter term financial assets which provide a source of liquidity to fund future initiatives. Cash balances at December 31, 2002 were $525 million.

Financial assets represent securities that are not actively deployed within our financial operations which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions. The following table shows the composition of these assets together with their underlying values and associated cash flow streams:

	Book Value		Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Cash	$525	$607	$41	$44	$48

Government bonds	80	65	8	6	8
Corporate bonds	263	165	16	9	6
Debentures	101	106	5	3	5
Preferred shares	627	958	46	64	62
Common shares	63	65	4	5	4

Securities	1,134	1,359	79	87	85

Total	$1,659	$1,966	$120	$131	$133

Underlying value estimate	$1,659	$1,966

(1)  Investment income

The market value of the financial assets approximates their realizable value.

“The turnaround of Northgate Exploration is a prime example of the integration of our financial restructuring expertise and operational know-how.”

Terry Lyons

CASH AND FINANCIAL ASSETS

Investment in Noranda and Nexfor

In addition to our three operating businesses, we own 40% of Noranda, an international base metals company, and 43% of Nexfor, a building products company.

YEARS ENDED DECEMBER 31
			Market Value		Book Value		Operating Cash Flow(1)
MILLIONS	Number of	Share
EXCEPT PER SHARE AMOUNTS	Shares	Price	2002	2001	2002	2001	2002	2001	2000

Investment in Noranda	96.6	$14.21	$1,373	$1,412	$1,385	$1,680	$76	$75	$75
Investment in Nexfor	61.6	8.25	508	441	489	471	24	21	19

Total			$1,881	$1,853	$1,874	$2,151	$100	$96	$94

(1) Dividend receipts

The underlying value of our investments in Noranda and Nexfor is based solely on their quoted market prices as at December 31, 2002 and 2001. Cash flows from these investments represent the dividends we receive.

We received dividends of $76 million from our investment in Noranda, up from $75 million in 2001 and 2000. During 2002 we reinvested $38 million of the dividends received from Noranda into common shares of Noranda, increasing our interest by 2.5 million common shares.

During 2002, we received dividends of $24 million on our investment in Nexfor shares, up from $21 million in 2001 and $19 million in 2000 as a result of our purchases of additional shares. Our interest in Nexfor increased from 41% to 43% as a result of our reinvestment of the dividends received into shares of Nexfor.

Noranda Inc.

During the past two years, Noranda completed the development of a number of world-class mining and processing assets, shut down inefficient production capacity and implemented productivity improvements to enhance performance. Since base metal prices have recently been at historical lows, Noranda has recorded unsatisfactory operating results. Furthermore, the restructuring of its business has resulted in substantial charges arising from closures and other restructuring initiatives, including a significant non-cash writedown on Noranda’s magnesium operations in the fourth quarter of 2002. We are continuing to work with Noranda management to achieve their objectives and extended our support through a commitment to invest $300 million in preferred shares of Noranda to ensure that it is strongly positioned as commodity markets recover.

During 2002, Noranda reported a net loss of $700 million compared with a net loss of $92 million in 2001. The following table shows Noranda’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000

Cash flow from operations
Copper	$324	$167	$412
Nickel	241	189	501
Aluminum	104	92	104
Zinc	—	39	152
Discontinued operations and unallocated costs	(156)	(243)	(251)

Cash flow from operations	513	244	918
Restructuring charges	(647)	(58)	—
Depreciation and other non-cash items	(566)	(278)	(625)

Net income (loss)	$(700)	$(92)	$293

The decline in cash flow from operations over the past two years was mainly a result of lower prices for the commodities Noranda produces. On average, copper, aluminum and zinc prices were down 7% relative to 2001 averages.

“Decisive action to streamline Noranda’s operations and exit unproductive businesses in 2002 strongly positions us as historically low commodity prices rebound.”
Derek Pannell

NORANDA
— Operating Cash Flow

Noranda is traded on both the New York and Toronto Stock Exchanges. Further information on Noranda is available from its web site at www.noranda.com.

Nexfor Inc.

During 2002, Nexfor reported net income of US$13 million compared with US$12 million in 2001. Although Nexfor recorded another year of low income due to depressed prices for its products, the market for building products should rebound as the North American economy recovers. This should significantly improve Nexfor’s financial results and enhance the value of our investment in this company. Nexfor successfully expanded its building products operations with the acquisition of three oriented strandboard mills located in the south-central United States and the successful start-up of a fourth facility constructed in Alabama. As a result of these expansions and margin improvement programs, Nexfor is well positioned to generate substantially higher cash flows as prices for its products recovers.

The following table shows Nexfor’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (US$ MILLIONS)	2002	2001	2000

Cash flow from operations
Building products	$125	$70	$115
Specialty papers	24	47	91
Unallocated costs	(37)	(33)	(25)

Cash flow from operations	112	84	181
Depreciation and other non-cash items	(99)	(72)	(87)

Net income — US$	$13	$12	$94

Net income — Cdn$	$20	$19	$147

Nexfor is traded on the Toronto Stock Exchange. Further information on Nexfor is available from its web site at www.nexfor.com.

Working Capital and Other Balances

The composition of Brascan’s working capital and other balances is as follows:

	2002			2001

YEARS ENDED DECEMBER 31	Accounts	Accounts		Accounts	Accounts
MILLIONS	Receivable	Payable	Net	Receivable	Payable	Net

Working capital balances
Real estate	$630	$568	$62	$602	$486	$116
Power generation	124	159	(35)	70	89	(19)
Financial	211	247	(36)	273	163	110
International and other	311	499	(188)	533	481	52

	1,276	1,473	(197)	1,478	1,219	259

Other items
Future income tax assets	84	—	84	215	—	215
Prepaid expenses and other assets, deferred credits, provisions and other liabilities	770	521	249	601	499	102

	854	521	333	816	499	317

Net working capital and other	$2,130	$1,994	$136	$2,294	$1,718	$576

Other operating costs were $88 million, compared with $79 million in 2001 and $84 million in 2000. Costs increased during the year with the increased activity across the operations.

“We continued to strengthen our market position in the U.S. with the acquisition of three mills in 2002, making us the second largest U.S. producer of oriented strandboard.”
Dominic Gammiero

NEXFOR
— Operating Cash Flow

Capital Resources and Liquidity

We maintain access to a broad range of financing sources to lower our overall cost of capital and thereby enhance returns for common shareholders. In particular, we endeavour to maximize the use of low risk forms of non-participating capital to provide stable low cost financial leverage. We also strive to maintain adequate liquidity at all times.

During the year, we raised $2 billion through the issuance of preferred equity, income trust units and long-term debt, enabling Brascan to end the year in the strongest position in the company’s history.

Our capital resources include corporate debt, borrowings which do not have recourse to Brascan, as well as preferred and common equity issued by Brascan and certain of our operating business units. Following the recent privatization of our financial operations, the minority interests of others in our assets consists principally of public securities issued by our real estate businesses held by shareholders other than Brascan.

The following schedule details our consolidated liabilities and shareholders’ interests At the end of 2002 and 2001 and the related cash costs:

		Cost of
		Capital(2)	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31	Underlying
MILLIONS	Value(1)	2002	2002	2001	2002	2001	2000

Liabilities
Non-recourse borrowings
Property specific mortgages	$7,887	6%	$7,887	$7,160	$467	$471	$400
Other debt of subsidiaries	2,950	5%	2,950	3,161	167	198	193
Corporate borrowings	1,635	6%	1,635	1,313	98	95	106
Accounts and other payables	1,994	5%	1,994	1,718	88	79	84
Shareholders’ interests
Minority interests of others in assets	3,859	16%	2,301	2,720	411	391	348
Preferred equity — corporate and subsidiaries	1,859	6%	1,859	1,596	109	106	111
Common equity	8,637	16%	4,162	4,261	666	558	452

	14,355	14%	8,322	8,577	1,186	1,055	911

	$28,821	9%	$22,788	$21,929	$2,006	$1,898	$1,694

(1)	Underlying value of liabilities and preferred equity represents the cost to retire on maturity

(2)	As a percentage of average book value

Our overall weighted average cost of capital, using a 20% return objective for our common equity, is 9.6%. This reflects the low cost of non-participating preferred equity issued over many years, principally in the form of perpetual preferred shares, as well as the low cost of non-recourse investment grade financings which are achievable due to the high quality of our commercial properties and power generating plants.

In addition, the strength and diversification of the income streams generated by our various operating businesses reduce financing costs below that of many peers who operate in only one of our selected business sectors. Through the continuous monitoring of the balance between debt and equity financing, we strive to reduce our weighted average cost of capital on a risk averse basis and thereby improve common shareholder equity returns.

Liabilities

Property Specific Mortgages

Where appropriate, we finance our operating assets with long-term non-recourse borrowings such as property specific mortgage bonds, which do not have recourse to Brascan or our operating businesses.

“We are striving to enhance the communication of our strategy and achievements in order to better inform all of our stakeholders.”

Katherine Vyse

SOURCES OF FINANCING

The composition of the company’s borrowings which have recourse only to specific assets is as follows:

		Cost of Capital	Book Value		Operating Cash Flow(1)
	Average
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2002	2002	2001	2002	2001	2000

Commercial properties	11	6%	$6,973	$6,604	$406	$432	$364
Power generating plants	4	8%	914	556	61	39	36

Total	10	6%	$7,887	$7,160	$467	$471	$400

(1)	Interest expense

These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate and has an average maturity of 10 years.

Commercial property borrowings represent mortgage debt on real estate properties. Our commercial property operations have very little general corporate indebtedness since we finance this business primarily with non-recourse mortgages on an individual stand-alone property basis. At the end of 2002, these mortgages had an average term of 11 years and a fixed interest rate of 6%.

Power generation borrowings consist of non-recourse power plant mortgages with an average fixed interest rate of 8%. We are in the process of refinancing the mortgages coming due in 2003 and anticipate extending the maturities to at least 2008.

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

MILLIONS	2003	2004	2005	2006	2007	Beyond	Total

Real estate	$565	$252	$420	$501	$442	$4,793	$6,973
Power generation	483	8	237	5	3	178	914

Total	$1,048	$260	$657	$506	$445	$4,971	$7,887

Other Debt of Subsidiaries

The composition of the borrowings which have recourse only to assets owned by the company’s subsidiaries is as follows:

		Cost of Capital	Book Value		Operating Cash Flow(1)
	Average
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2002	2002	2001	2002	2001	2000

Power generating operations	3	6%	$592	$596	$34	$46	$51
Financial operations	4	5%	927	935	46	44	49
Residential properties [2]	2	8%	678	826	20	27	27
International operations and other	3	9%	753	804	67	81	66

Total	3	5%	$2,950	$3,161	$167	$198	$193

(1)	Interest expense

(2)	Portion of interest expensed as cost of sales

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities, financial obligations and other debt borrowed by subsidiaries. Power generating debt consists largely of US public notes which are rated BBB by S&P, Baa3 by Moody’s and
BBB (high) by DBRS and which mature in 2004 and 2005.

The corporate bonds issued by financial operations are rated A(low) by DBRS and BBB+ by S&P. At December 31, 2002, our financial operations had $463 million undrawn committed credit facilities, which are largely utilized as back-up facilities for the issuance of commercial paper.

Residential property debt consists primarily of construction financing which is repaid from the proceeds on sale of building lots, single family houses and condominiums and is renewed on a rolling basis as new construction commences.

“Our strategy in the resources sector is to adopt the same discipline and commitment to return on capital as has been applied in our other operations.”

Aaron Regent

COMPOSITION OF
BORROWINGS

A portion of the outstanding debt of our international operations is denominated in local currencies and is utilized to hedge our operating assets against local currency fluctuations, the most significant being that of the Brazilian Real. Brascan does not guarantee any debt of subsidiaries with the exception of US$272 million included in debt of international operations that is otherwise supported by financial assets within these operations.

Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

MILLIONS	2003	2004	2005	2006	2007	Beyond	Total

Power generation	$—	$276	$316	$—	$—	$—	$592
Financial operations	178	26	136	125	250	212	927
Residential properties	423	182	68	5	—	—	678
International operations and other	181	41	23	2	73	433	753

Total	$782	$525	$543	$132	$323	$645	$2,950

Corporate Borrowings

Corporate borrowings consist of long-term and short-term obligations of Brascan. Long-term corporate borrowings are in the form of bonds and debentures issued into the Canadian and US capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit with a broad range of North American and international banks.

The following table summarizes the nature and terms of Brascan’s corporate credit facilities:

	Cost of
	Capital	Book Value		Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2002	2001	2002	2001	2000

Commercial paper and bank term debt	3%	$115	$20	$10	$23	$35
Publicly traded term debt	6%	1,343	1,113	73	50	45
Privately held term debt	8%	177	180	15	22	26

Total	6%	$1,635	$1,313	$98	$95	$106

(1)	Interest expense

Brascan had $650 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance, of which $603 million were undrawn at year end.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	2003	2004	2005	2006	2007	Beyond	Total

Commercial paper and bank term debt	$83	$16	$16	$—	$—	$—	$115
Publicly traded and privately held term debt	318	160	12	2	1	1,027	1,520

Total	$401	$176	$28	$2	$1	$1,027	$1,635

Credit Ratings

Brascan’s commercial paper and term debt are rated by three credit rating agencies and its preferred shares are rated by two agencies. We are committed to arranging our affairs to maintain these ratings as well as to improve them further over time. The credit ratings for the company at December 31, 2002 and at the time of the printing of this report were as follows:

	DBRS	S&P	Moody's

Commercial paper	R-1(low)	A-1(low)	—
Term debt	A(low)	A–	Baa3
Preferred shares	Pfd-2	P2	—

We also endeavour to ensure that our operating businesses are committed to maintaining investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility.

“The recent launch of the Royal Lepage Residential Royalties Income Fund strengthens our focus on asset management and expands our offerings of structured capital market products.”
Simon Dean

NON-RECOURSE
BORROWINGS
— Debt of Subsidiaries
by Operating Group

Shareholders’ Interests

Shareholders’ interests are comprised of three components: common equity participating interests of other shareholders in our operating businesses; non-participating preferred equity issued by the company and its subsidiaries; and common equity of the company.

Shareholders’ interests at December 31,2002 and 2001 were as follows:

	Number	Underlying
	of Shares	Value	Book Value		Operating Cash Flow(1)
YEARS ENDED DECEMBER 31
MILLIONS	2002	2002	2002	2001	2002	2001	2000

Minority interests of others in assets
Real estate operations	82.3	$3,280	$1,829	$1,777	$371	$317	$265
Power generation	24.1	367	260	181	20	10	12
Financial operations		—	—	591	20	64	71
Other		212	212	171	—	—	—

		3,859	2,301	2,720	411	391	348

Non-participating preferred equity
Corporate		1,149	1,149	1,107	70	43	43
Subsidiaries		710	710	489	39	63	68

		1,859	1,859	1,596	109	106	111

Common equity	183.9	8,637	4,162	4,261	666	558	452

		$14,355	$8,322	$8,577	$1,186	$1,055	$911

(1)	Represents share of operating cash flows attributable to the respective shareholders interests, including cash distributions

Minority Interests of Others in Assets

The majority of our real estate operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, in which shareholders other than Brascan own an approximate 50% common share interest. During 2002, we purchased the remaining interests of other shareholders in our financial operations business for $359 million in cash and the issuance of 11.4 million common shares and 1.1 million Class A, Series 11 Preferred Shares. Power generating interests represent the interests of unit holders in the Great Lakes Hydro Income Fund.

The amounts distributed to other shareholders in the form of cash dividends were $87 million in 2002, $82 million in 2001 and $75 million in 2000. The undistributed cash flows attributable to minority shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.

Preferred Equity

The company has $1,859 million of non-participating preferred equity outstanding: $1,149 million issued by Brascan and $710 million issued by consolidated subsidiaries of Brascan. The preferred equity is permanent in nature and enables Brascan to expand its equity base at low risk without any dilution to common shareholders. The average cost of this capital at year end was 6%.

During 2002, we issued $225 million of new preferred equity: $100 million of 10-year non-cumulative 5.50% preferred shares; and $125 million of 49-year 8.30% preferred securities. Distributions on the latter may be deferred for up to five years and are deductible for tax purposes by the company. Our real estate subsidiary also issued $200 million of preferred shares yielding 6%. Subsequent to year end, Brascan completed the issuance of $175 million of 15-year 5.40% preferred shares. All of the securities issued are repayable in common shares at the company’s option on maturity.

“The completion of a record number of capital market transactions in 2002 strengthened our financial position ensuring we can take advantage of investment opportunities as they arise.”
Craig Laurie

SHAREHOLDER VALUE

Common Equity

On a diluted basis, Brascan has 183.9 million common shares outstanding, an increase from 176.4 million at December 31, 2001. During 2002, we issued 11.4 million common shares and 3.0 million share options in exchange for other shareholders’ interests in our financial operations and repurchased 7.1 million common shares under a normal course issuer bid at an average price of $31.58 per share. During 2001, 3.8 million common shares and equivalents were repurchased in a similar manner at a price of $26.98 per share.

Brascan has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the company’s board of directors. The Class B shares are held by EdperPartners Limited, a private company owned by 38 individuals, including the five most senior officers of Brascan.

Capital Allocation

Capital allocation is considered to be critical to Brascan’s success. Accordingly, we endeavour to apply a rigorous approach to allocating capital among our operating businesses. Capital is invested only when the expected returns exceed predetermined thresholds, taking into consideration risk, upside potential and, if appropriate, strategic considerations such as the establishment of new business activities. Post-investment reviews of all capital allocation decisions are conducted to ensure that anticipated returns are achieved and, if not, to determine the remedial action required and the measures needed to ensure that targeted returns are met on future projects.

Liquidity

Brascan and its operating businesses endeavour to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

As at year end, Brascan and its consolidated subsidiaries had $1.1 billion of undrawn committed credit facilities with 12 major financial institutions, largely maintained as back-up facilities for the issuance of commercial paper. We also maintain a significant portfolio of cash and non-strategic financial assets that can be liquidated to fund investments as required.

As further described under Results of Operations, Brascan generated $736 million of operating cash flow during 2002 and we expect this amount to increase to $845 million in 2003. Our free cash flow from operations, which includes undistributed cash flow attributable to minority interests in subsidiaries, was $910 million during 2002 and is expected to reach $990 million during 2003. This cash flow is available to pay common share dividends, expand our operating base, reduce debt or repurchase common shares as appropriate.

Use of Derivatives

We utilize a number of financial instruments to manage our foreign currency, commodity and interest rate positions. As a general policy, Brascan and its operating businesses endeavour to maintain a balanced position in terms of foreign currency, although unmatched positions may be taken from time to time within predetermined limits. Brascan and its subsidiaries typically maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term. As at December 31, 2002, our net floating rate liability was $1,534 million, with the result that a 100 basis point increase in interest rates would adversely impact operating cash flow by $16.7 million.

The company’s risk management and derivative financial instruments are more fully described in Note 17 to the Consolidated Financial Statements.

“We continue to seek ways to communicate more effectively with investors and facilitate their access to information.”
Diane Horton

SHARE REPURCHASES

Corporate Guarantees and Contingent Obligations

Brascan conducts its operations through entities that are fully or proportionately consolidated in its financial statements other than equity accounted investments. Equity accounted investments include Noranda and Nexfor, which are owned 40% and 43%, respectively, by Brascan.

Brascan provides guarantees from time to time in respect of its merchant banking, asset management and power marketing and financial activities. The company does not guarantee any of the obligations of its subsidiaries or affiliates other than as noted under other debt of subsidiaries, with the exception of $450 million of other contingent obligations included in accounts and other payables relating to the company’s financing and power generating operations, and which are subject to credit rating provisions. These obligations are supported by financial assets of the principal obligor.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business.

Cash Resources

Operating Cash Flow

We believe that the most important measure of our operating performance is the cash flow generated from operations in relation to the capital employed. This is, in part, because we have focussed on owning high quality assets which require little capital investment on a sustaining basis and tend to appreciate in value over time.

A summary of the sources of our operating cash flows and the return on common equity is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003E	2002	2001	2000

Operating income
Commercial property operations	$1,031	$1,076	$1,087	$960
Financial operations	360	268	256	222
Power generating operations	267	240	142	123
Residential property operations	180	166	140	118
Investment income	125	120	131	133
Other	60	36	46	44
	2,023	1,906	1,802	1,600

Expenses
Interest expense	753	732	764	699
Minority share of income before non-cash items	443	450	454	416
Other operating costs	82	88	79	84

	745	636	505	401
Dividends from Noranda and Nexfor	100	100	96	94

Cash flow from operations and gains	$845	$736	$601	$495

Cash flow from operations and gains per common share	$4.25	$3.74	$3.20	$2.55

Average book value per common share	$25.00	$24.07	$24.46	$22.98

Cash return on equity	17%	16%	13%	11%

“Brascan has paid preferred dividends consistently for more than 60 years and investors’ strong focus on secure income has increased the demand for our preferred securities.”
Alan Dean

CASH FLOW FROM
OPERATIONS

Cash flow per share from operations for the year ended December 31, 2002, including dividends from Noranda and Nexfor, was $3.74 after deducting all financing charges, operating costs and the portion of operating cash flow that is attributable to other investors with interests in our businesses, whether retained or distributed. This represents a 17% increase from the $3.20 per share earned in 2001.

Cash flow from operations increased to $736 million from $601 million in 2001. Each of our operating businesses is managed to generate sustainable and increasing cash flow streams, which should result in these businesses appreciating in value over time. The cash flow from operations shown in the following table includes virtually no return on the $2.2 billion of assets currently under development for future growth, and includes only the dividends received from our investments in Noranda and Nexfor.

We expect cash flow from operations to increase in 2003 to $4.25 per common share. This represents a 14% increase over 2002 and a cash return on equity of 17%. Our expectations are based on contractual increases in property leases in our commercial property portfolio; continued expansion of our financial operations; and higher power generating revenues due primarily to a larger generating base. We also expect to benefit from low financing charges following the continued issuance of lower-cost, long-term financing and a continuing relatively low interest rate environment.

Free Cash Flow

Brascan’s free cash flow represents the operating cash flow retained in the business after dividend payments to shareholders of subsidiaries, preferred equity distributions to preferred shareholders, and sustaining capital expenditures, which are approximately $60 million for Brascan common shareholders on a levelized basis. Free cash flow is typically used to pay common share dividends, invest in the business for future growth, to reduce borrowings or to repurchase equity. A summary of Brascan’s free cash flow is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003E	2002	2001	2000

Receipts
Net operating income	$2,023	$1,906	$1,802	$1,600
Dividends from Noranda and Nexfor	100	100	96	94

	2,123	2,006	1,898	1,694

Disbursements
Interest expense on borrowings	753	732	764	699
Other operating costs	82	88	79	84
Sustaining capital investments
Brascan	60	50	50	50
Minority interests	30	30	30	30
Distributions
Minority interests	80	87	82	75
Preferred equity	128	109	106	111

	1,133	1,096	1,111	1,049

Free cash flow	$990	$910	$787	$645

“Our ability to withdraw and reallocate capital among our businesses provides us with competitive and financial advantages over single industry companies.”
Marcelo Marinho

FREE CASH FLOW

Utilization of Cash Resources

The following table illustrates the utilization of free cash flow generated by our operations and financing initiatives as well as the reallocation of capital between our operating businesses and the repurchase of common equity and other shareholder interests:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000	Total

Free cash flow	$910	$787	$645	$2,342

Financing
Borrowings, net of repayments	898	(360)	(45)	493
Net issuance (repurchase) of preferred equity	399	146	(107)	438
Net repurchase of common shares
Brascan	(225)	(101)	(132)	(458)
Subsidiaries	(384)	(220)	(94)	(698)
Common share dividends	(175)	(176)	(176)	(527)

	513	(711)	(554)	(752)
Investing

Commercial and residential properties(1)	(265)	217	(529)	(577)
Financial operations and assets(1)	(224)	(130)	120	(234)
Power generation(1)	(853)	(244)	(234)	(1,331)
Add back sustaining capital expenditures(2)	80	80	80	240
Investments	(63)	(86)	619	470

	(1,325)	(163)	56	(1,432)

Net generation (utilization) of cash	98	(87)	147	158
Net change in non-cash working capital balances	(180)	36	96	(48)

Increase (decrease) in cash	$(82)	$(51)	$243	$110

(1)	Includes assets under development and excludes property gains

(2)	Included in free cash flow above

Reconciliation of Pro Forma and Consolidated Financial Statements

We have presented two sets of financial statements in our annual report this year: the audited consolidated financial statements which begin on page 60 and pro forma consolidated financial statements which begin on page 56. The pro forma financial statements consolidate the results of Brookfield Properties in both 2002 and 2001 whereas the audited consolidated financial statements do so only in 2002.

We believe that the pro forma financial statements provide the most comparable basis of presentation and accordingly much of management’s review and analysis is based on these financial statements. Operating results for 2002 are the same in both sets of financial statements; however, the 2001 results differ as a result of the consolidation of Brookfield Properties’ results in the pro forma statements only. The balance sheet is the same under either basis of presentation.

The following discussion pertains to both the pro forma consolidated financial statements and the audited consolidated financial statements and is intended to assist readers reconcile the two bases of presentation.

“Our focus on maintaining strong investment grade credit ratings allows us to drive down our cost of capital through access to a wide range of low cost financings.”
Lisa Chu

INVESTMENTS BY
BUSINESS

(1) Includes assets under development

Consolidated Balance Sheet

Total assets increased from $21.9 billion at December 31, 2001 to $22.8 billion at December 31, 2002. The book value of our commercial property assets declined principally due to the sale of partial interests in properties located in Toronto and Calgary. Power generating and financial operations increased by $0.7 billion and $0.5 billion, respectively, reflecting the continued growth in these businesses. Assets under development increased by $0.6 billion due to the continued development of our 300 Madison Avenue property in midtown Manhattan and the acquisition of a 51% interest in Tower Three of the World Financial Center in lower Manhattan. The carrying value of our investment in Noranda and Nexfor declined principally due to the non-cash charge recorded in respect of Noranda’s magnesium business.

Liabilities and shareholders’ interests remained largely unchanged since the end of 2001. Property specific mortgages increased with the project financing of power generating assets acquired in 2002 as well as the arrangement of permanent financing for the 300 Madison Avenue property.

Additional information concerning the company’s financial position and liquidity is contained in the relevant sections of management’s discussion and analysis.

Consolidated Statement of Income

Total Revenues

The following table sets out the revenues generated by each of our operating segments:

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Commercial property operations	$1,644	$1,718	$156
Power generating operations	327	270	270
Financial operations	599	589	589
Residential property operations	2,026	1,936	116
Financial assets	120	131	87
Corporate and other	94	72	51

Total	$4,810	$4,716	$1,269

Revenues generated in 2002 were largely unchanged from the pro forma 2001 revenues. Commercial property revenues declined with the sale of partial interests in properties during 2002 and 2001. Power generating revenues increased due to the acquisition of additional generating capacity during the year, higher water levels and improved prices. Residential property revenues reflect higher selling prices offset in part by lower unit volumes. The pro forma 2001 results differ from the 2001 revenues in that they reflect the consolidation of Brookfield Properties’ revenues from its commercial property and residential property operations.

Net operating income

The following table sets out the net operating income generated by each of our operating segments:

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Commercial property operations	$1,076	$1,087	$130
Power generating operations	240	142	142
Financial operations	268	256	256
Residential property operations	166	140	8
Investment income	120	131	87
Other	36	46	25

Total	$1,906	$1,802	$648

“Our operating and financial businesses worked together very effectively in 2002 to create significant added value in negotiating and financing major asset acquisitions.”
John Tremayne

NET OPERATING INCOME

Power generating operations contributed the largest increase in net operating income during 2002 due to the acquisition of additional power generating operations, improved water levels and higher pricing. All of the other segments were largely unchanged.

Commercial property and residential property net operating income in 2001 increased on a pro forma basis reflecting the consolidation of Brookfield Properties’ results, as did investment and other income.

Net operating income from each segment is discussed under the relevant section elsewhere in management’s discussion and analysis.

Expenses

The expenses incurred by the company during 2002 and 2001 are as follows:

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Interest expense	$732	$764	$306
Minority share of income before non-cash items	450	454	116
Other operating costs	88	79	11

Total	$1,270	$1,297	$433

Expenses were largely unchanged during 2002 compared to 2001 on a pro forma basis. In addition, consolidated interest expense declined relative to the 2001 pro forma results as lower interest rates offset slightly higher debt levels. Minority share of income before non-cash items was relatively unchanged as the privatization of Brascan Financial more than offset the increase in Brookfield Properties’ operating results.

The 2001 pro forma results reflect the inclusion of Brookfield Properties’ interest expense and operating costs. Minority share of income before non-cash items for 2001 increased substantially on a pro forma basis with the consolidation of Brookfield Properties’ operating results and reflects the interests of Brookfield Properties’ shareholders other than Brascan in those results.

Net income

Net income for 2002 and 2001 is determined as follows:

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Income before non-cash items	$636	$505	$215
Depreciation and amortization	(188)	(157)	(39)
Taxes and other non-cash items	(164)	(122)	7
Minority share of non-cash items	130	123	—

Net income prior to equity accounted investments	414	349	183
Equity accounted investments Noranda	(292)	(44)	(44)
Nexfor	8	6	6
Brookfield Properties	—	—	166

Net income	$130	$311	$311

Per common share — diluted, prior to equity accounted investments	$1.93	$1.74	$1.74

Per common share — diluted	$0.33	$1.52	$1.52

Net income prior to equity accounted investments has shown growth similar to cash flow from operations, increasing to $414 million in 2002. Taking into account the equity accounted losses relating to Noranda as a result of restructuring charges and lower commodity prices, net income declined by $181 million from 2001.

“We focus our financial advisory services in the real estate, power generation and resource sectors where we have competitive advantages as a result of our many years of operating in these industries.”
Brian Kenning

NET INCOME PRIOR TO
RESOURCE INVESTMENTS
AND GAINS

Depreciation and amortization in 2002 increased by $31 million over the 2001 pro forma results, largely due to the acquisition of additional power generating stations. The 2001 pro forma results include $118 million attributable to the consolidation of Brookfield Properties.

Taxes and other non-cash items in the 2002 results and 2001 pro forma results consist primarily of amounts set aside by Brookfield Properties for future taxes.

The minority share of non-cash items in the 2002 and 2001 pro forma results reflects the interest of other Brookfield Properties’ shareholders in the foregoing expenses, whereas in 2001 these expenses were incurred principally by wholly-owned entities, and accordingly a smaller amount is attributable to shareholders other than Brascan.

Equity accounted results in 2001 include Brascan’s pro rata interest in Brookfield Properties,which was treated as an equity accounted investment in our audited consolidated financial statements, whereas the pro forma results reflect Brookfield Properties on a consolidated basis. The equity accounted results of Noranda and Nexfor are discussed on pages 40 and 41.

Operating Cash Flow

Cash flow from operations includes income before non-cash items together with dividends from investments and excludes items such as depreciation, non-cash tax provisions and earnings or losses from equity accounted affiliates. Although we consider net income to be an important performance measure, we do believe that operating cash flow is more relevant in assessing the value being created for our shareholders and have accordingly focussed most of our discussions on operating cash flows throughout management’s discussion and analysis.

In particular, the types of assets owned by Brascan tend to appreciate in value rather than depreciate, sustaining capital investments are low relative to depreciation, taxes are generally non-cash,and the realization of investment gains cannot be planned with certainty. Therefore the inclusion of these items does not provide our shareholders with an accurate assessment of underlying operating capacity. In addition, net income includes non-cash equity income and losses relating to our resource investments. As a result, we consider the most appropriate performance measure for Brascan to be cash flow from operations,which includes dividends received from investments.

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Net operating income	$1,906	$1,802	$648
Expenses, excluding non-cash items	1,270	1,297	433

Income before non-cash items	636	505	215
Dividends from:
Noranda	76	75	75
Nexfor	24	21	21
Brookfield Properties	—	—	40

Cash flow from operations and gains	$736	$601	$351

Dividends from Noranda and Nexfor increased slightly during 2002 consistent with the increased shareholdings in each of these companies. Dividends from Brookfield Properties are reflected in the 2001 results as Brookfield Properties is accounted for under the equity method in that basis of presentation whereas the pro forma 2001 results reflect Brookfield Properties on a consolidated basis and hence any inter-corporate dividends are eliminated.

“We have successfully launched several income trusts and alternative asset funds with institutional investors to leverage our capital based on our industry specific expertise.”
Kelly Marshall

Business Environment and Risks

Brascan’s financial results are impacted by the performance of each of our operations and various factors particular to our specific operating sectors and geographic locations, as well as by macro-economic factors such as economic growth and changes in currency, interest and inflation rates.

Our strategy is to invest in high quality assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital than those achievable from lesser quality assets, we believe that the sustainability and future growth of their cash flows is more assured and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and positions us to benefit from future investment opportunities.

The following is a brief review of the potential impact these different factors may have on the company’s business operations.

Commercial Properties

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economic cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial properties are subject to mortgages, which require significant debt service payments. If our real estate operations were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit our ability to vary the portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distress sales may depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2003 may not provide the same level of increases in rental rates on renewal as compared to 2002. We are, however, substantially protected against these short-term market conditions, since most of our leases are long-term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Our commercial properties operations have insurance covering certain acts of terrorism for up to $450 million of damage and business interruption costs. The company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

The downtown Manhattan market, which was adversely impacted by the events of September 11, 2001 is expected to recover before most of the company’s leases begin to expire after 2010.

“Our strategy of acquiring and developing high quality office properties in the downtown cores of select North American cities should allow us to meet the challenges of the current business environment with confidence.”
Gordon Arnell

“The privatization and integration of our financial services business furthered our strategy of owning 100% of our operating businesses.”
Tim Price

Power Generating Operations

Operating income from hydroelectric power generation fluctuates in relation to the availability of water and the ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the amount of power generated by individual operations, the diversified locations of our hydroelectric power stations across several different watershed areas in Canada and the United States help to balance the financial impact of these fluctuations. Pricing risk is reduced, as most of our revenues are derived from fixed price contracts, the company’s forward sale of electricity production, and its regulated transmission and distribution business.

The Ontario government opened the Ontario electricity market to full competition on May 1, 2002, and has since imposed a retail price cap of $0.043 per kilowatt hour. This retail price cap does not apply to wholesale generation, and is not expected to have an adverse impact on the company. Approximately 40% of net operating income produced by our power generating activities is derived from power sold in Ontario.

Financial Operations

Our financial operations are cash flow generating businesses which,managed carefully, should produce stable cash flows. Unfavourable economic conditions generally create a higher volume of investment and merchant banking opportunities. In addition, economic conditions which lead to higher interest rate spreads between funds borrowed and funds loaned out,also have a favourable impact on cash flows. The stability of the cash flows will increase as we expand the scope of our asset management activities. Severe economic conditions can, however, have a major impact on profitability. Since we operate largely within our areas of expertise, we are prepared to take ownership of and operate most assets which we finance. As a result, should it be necessary to acquire financed assets, the company generally will be able to do so at a lower cost than if purchased in the equity markets.

Residential Properties

In the residential land development and home building businesses, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States.

The value of land and housing assets are affected by consumer confidence, job stability and interest rates due to their impact on home buyers’ decisions. These conditions can affect consumers’ outlooks and, in particular, the price and volume of home purchases.

While the current economic conditions would normally reduce the level of home sales, low interest rates and home refinancing have kept home sales near record levels over the past 18 months. A sustained drop in consumer confidence or increased interest rates could negatively affect these operations.

Resource Investments

The financial results of our resource investments are cyclical in nature. Noranda’s and Nexfor’s products are primarily exported to markets in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity and in these export markets influence the demand for and prices of resource products.

We do not expect real industrial growth to accelerate until the latter half of 2003 or into 2004. As a result, the operating performance of our resource investments are expected to be negatively affected by depressed commodity prices throughout 2003.

Execution of Strategy

Our strategy for building long-term shareholder value is to acquire or develop high quality assets which generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested.

“Deregulation and turmoil within the North American power industry provided us with a unique opportunity to expand our generation asset base for value.”
Ed Kress

“With our major resource development programs now completed, our cash flows from this sector will increase significantly, strengthening our competitive position.”
David Kerr

As part of our growth strategy, we endeavour to maintain a high level of liquidity in order to be in a position to invest on a value basis. This entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will continue to be able to acquire or develop additional high quality assets at attractive prices to supplement growth from our existing assets.

The successful execution of a value investment strategy requires careful timing and business judgement, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in the industry. Our diversified business base and the sustainability of our cash flows provide an important element of strength in executing this strategy.

The conduct of Brascan’s business and the execution of our growth strategy rely heavily on teamwork both within and between business units in order to reduce their costs and enhance returns. We believe that co-operation between our operations, as well as our team-oriented management structure, enable us to respond promptly to opportunities and problems when they arise.

Long-term planning is encouraged by aligning senior executives’ interests though substantial share ownership in the company. We have found this approach to be effective in encouraging the successful implementation of business plans. However, declining share prices may on occasion encourage executives with shorter term objectives to leave or require replacement. This can lead to a loss of business momentum unless the required management changes are quickly and effectively implemented. There is no certainty that management changes will always be successfully implemented.

Outlook

Our goal is to build long-term shareholder value by acquiring high quality assets at attractive values, by actively working to increase returns from currently owned assets, and by continuously pursuing new opportunities for future growth.

With well-established positions in our three operating businesses and management teams dedicated to the creation of value, we believe that we are well positioned to achieve our goal.

Pro Forma Financial Statements

The following pro forma consolidated financial statements reflect the consolidation of Brookfield Properties throughout. As a result, they differ from the audited consolidated financial statements presented on pages 60 through 85 of this report which reflect the consolidation of Brookfield Properties from December 31, 2001 only and on an equity accounted basis prior to that date.

We have included these statements because we believe they assist readers in understanding our business by providing fully comparable financial information. It is important to note that the consolidated balances and 2002 operating results are the same under either presentation,whereas the 2001 and 2000 operating results differ from the operating results contained in our consolidated financial statements for each of these periods, principally due to the different treatment of Brookfield Properties. The differences are discussed in more detail within the preceding Reconciliation of Pro Forma and Consolidated Financial Statements. With the exception of the accounting for Brookfield Properties, these pro forma consolidated financial statements are prepared on the same basis as the audited consolidated financial statements. Accordingly, readers are encouraged to refer to the audited consolidated financial statements and the notes thereto which describe the significant accounting policies and provide supplementary information.

“As a public company listed on the New York and Toronto stock exchanges, we aim to meet and exceed the standards of corporate governance evolving in North America.”
Bob Harding

“A commitment to teamwork and dealing fairly with business partners will remain a strategic cornerstone in the expansion of our businesses.”
Jack Cockwell

Consolidated Balance Sheet

AS AT DECEMBER 31
CDN$ MILLIONS	2002	2001

Assets
Cash and cash equivalents	$525	$607
Financial assets	1,134	1,359
Accounts receivable and other	2,130	2,294
Operating assets
Commercial properties	9,429	9,580
Power generating plants	2,338	1,600
Financial operations	2,099	1,597
Residential properties	1,028	1,110
Assets under development	2,231	1,631
Investment in Noranda Inc. and Nexfor Inc.	1,874	2,151

	$22,788	$21,929

Liabilities
Accounts and other payables	$1,994	$1,718
Corporate borrowings	1,635	1,313
Non-recourse borrowings
Property specific mortgages	7,887	7,160
Other debt of subsidiaries	2,950	3,161
Shareholders’ interests
Minority interests of others in assets	2,301	2,720
Preferred equity
Corporate	1,149	1,107
Subsidiaries	710	489
Common equity	4,162	4,261

	$22,788	$21,929

Pro Forma Consolidated Statement of Income

UNAUDITED, YEARS ENDED DECEMBER 31
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000

Total revenues	$4,810	$4,716	$4,237
Net operating income
Commercial property operations	1,076	1,087	960
Power generating operations	240	142	123
Financial operations	268	256	222
Residential property operations	166	140	118
Investment income	120	131	133
Other	36	46	44

	1,906	1,802	1,600
Expenses
Interest expense	732	764	699
Minority share of income before non-cash items	450	454	416
Other operating costs	88	79	84

Income before non-cash items	636	505	401
Depreciation and amortization	188	157	139
Taxes and other non-cash items	164	122	137
Minority share of non-cash items	(130)	(123)	(115)
Equity accounted loss (income)	284	38	(148)

Income from continuing operations	130	311	388
Income and gain on sale of discontinued operations	—	—	260

Net income	$130	$311	$648

Per common share — diluted
Income from continuing operations	$0.33	$1.52	$1.96
Net income	$0.33	$1.52	$3.41

Per common share — basic
Income from continuing operations	$0.33	$1.54	$1.96
Net income	$0.33	$1.54	$3.47

Pro Forma Consolidated Statement of Cash Flow from Operations

UNAUDITED, YEARS ENDED DECEMBER 31
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000

Income before non-cash items	$636	$505	$401
Dividends from Noranda Inc.	76	75	75
Dividends from Nexfor Inc.	24	21	19

Cash flow from operations and gains	$736	$601	$495

Cash flow from operations and gains per common share	$3.74	$3.20	$2.55

Pro Forma Consolidated Statement of Cash Flows

UNAUDITED, YEARS ENDED DECEMBER 31
CDN$ MILLIONS	2002	2001	2000

Operating activities
Cash flow from operations and gains	$736	$601	$495
Commercial property gains, net of minority share	(47)	(41)	(14)
Net change in non-cash working capital balances	(180)	36	96

	509	596	577

Financing activities
Corporate borrowings, net of repayments	330	(47)	(358)
Property specific mortgages, net of repayments	763	(272)	83
Other debt of subsidiaries, net of repayments	(195)	(41)	230
Corporate preferred equity issued	199	375	—
Preferred equity of subsidiaries repurchased	—	(229)	(107)
Preferred equity of subsidiaries issued	200	—	—
Common shares and equivalents repurchased	(225)	(101)	(132)
Common equity of subsidiaries issued	103	77	—
Common shares of consolidated subsidiaries repurchased	(487)	(297)	(94)
Undistributed minority share of cash flow	324	309	273
Shareholder distributions	(245)	(219)	(219)

	767	(445)	(324)

Investing activities
Investment in or sale of operating assets, net Commercial and residential properties	304	514	(185)
Power generating plants	(778)	(180)	(233)
Financial operations	(446)	(157)	14
Assets under development	(600)	(329)	(385)
Financial assets	225	36	160
Sale of Canadian Hunter Exploration Ltd.	—	—	619
Investment in Noranda Inc. and Nexfor Inc.	(63)	(86)	—

	(1,358)	(202)	(10)

Cash and cash equivalents
Increase (decrease)	(82)	(51)	243
Balance, beginning of year	607	658	415

Balance, end of year	$525	$607	$658

Forward-Looking Statements

The company’s annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s continuous disclosure documents, including its 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

/s/ Brian D. Lawson
Executive Vice-President and Chief Financial Officer
February 12, 2003

Consolidated Financial Statements

Management’s Responsibility for the Financial Statements

The accompanying financial statements and other financial information have been prepared by the company’s management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate. These policies and procedures are designed to provide a high degree of assurance that relevant and reliable financial information is produced.

     These financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements. Management also prepared the pro forma consolidated financial statements included on pages 56 through 58 in order to provide additional comparative information for readers.

     Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have examined the consolidated financial statements set out on pages 61 through 85 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

     The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management’s financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

Toronto, Canada February 12, 2003	/s/ Craig J. Laurie Senior Vice-President, Finance

Auditors’ Report

To the Shareholders of Brascan Corporation:

We have audited the consolidated balance sheets of Brascan Corporation as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings, cash flow from operations and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada February 12, 2003	/s/ Deloitte & Touche, LLP Chartered Accountants

Consolidated Balance Sheet

AS AT DECEMBER 31
CDN$ MILLIONS	Note	2002	2001

Assets
Cash and cash equivalents		$525	$607
Financial assets	3	1,134	1,359
Accounts receivable and other	4	2,130	2,294
Operating assets
Commercial properties	5	9,429	9,580
Power generating plants	6	2,338	1,600
Financial operations	7	2,099	1,597
Residential properties	8	1,028	1,110
Assets under development	9	2,231	1,631
Investment in Noranda Inc. and Nexfor Inc.	10	1,874	2,151

		$22,788	$21,929

Liabilities
Accounts and other payables	11	$1,994	$1,718
Corporate borrowings	12	1,635	1,313
Non-recourse borrowings
Property specific mortgages	13	7,887	7,160
Other debt of subsidiaries	13	2,950	3,161
Shareholders’ interests
Minority interests of others in assets	14	2,301	2,720
Preferred equity
Corporate	15	1,149	1,107
Subsidiaries	15	710	489
Common equity	16	4,162	4,261

		$22,788	$21,929

On behalf of the Board:

/s/ Robert J. Harding, FCA, Director	/s/ Philip B. Lind, Director

Consolidated Statement of Income

YEARS ENDED DECEMBER 31
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2002	2001

Total revenues		$4,810	$1,269

Net operating income			18
Commercial property operations		1,076	130
Power generating operations		240	142
Financial operations		268	256
Residential property operations		166	8
Investment income		120	87
Other		36	25

		1,906	648
Expenses
Interest expense		732	306
Minority share of income before non-cash items	19	450	116
Other operating costs		88	11

Income before non-cash items		636	215
Depreciation and amortization		188	39
Taxes and other non-cash items	20	164	(7)
Minority share of non-cash items	19	(130)	—
Equity accounted loss (income)	21	284	(128)

Net income		$130	$311

Net income per common share
Diluted	16	$0.33	$1.52
Basic		$0.33	$1.54

Consolidated Statement of Cash Flow from Operations

YEARS ENDED DECEMBER 31
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001

Income before non-cash items	$636	$215
Dividends from Noranda Inc.	76	75
Dividends from Nexfor Inc.	24	21
Dividends from Brookfield Properties Corporation	—	40

Cash flow from operations and gains	$736	$351

Consolidated Statement of Cash Flows

YEARS ENDED DECEMBER 31
CDN$ MILLIONS	Note	2002	2001

Operating activities
Cash flow from operations and gains		$736	$351
Commercial property gains, net of minority share		(47)	—
Net change in non-cash working capital balances		(180)	13

		509	364

Financing activities
Corporate borrowings, net of repayments	24	330	(47)
Property specific mortgages, net of repayments	24	763	108
Other debt of subsidiaries, net of repayments	24	(195)	83
Corporate preferred equity issued		199	375
Preferred equity of subsidiaries issued		200	53
Common shares and equivalents repurchased		(225)	(101)
Common equity of subsidiaries issued		103	77
Common shares of consolidated subsidiaries repurchased		(487)	(175)
Undistributed minority share of cash flow		324	33
Shareholder distributions	25	(245)	(219)

		767	187

Investing activities
Investment in or sale of operating assets, net
Commercial and residential properties	24	304	(88)
Power generating plants		(778)	(180)
Financial operations	24	(446)	(157)
Assets under development		(600)	(127)
Financial assets	24	225	36
Consolidation of Brookfield Properties Corporation	2	—	311
Investment in Noranda Inc. and Nexfor Inc.		(63)	(86)

		(1,358)	(291)

Cash and cash equivalents
Increase (decrease)		(82)	260
Balance, beginning of year		607	347

Balance, end of year		$525	$607

Consolidated Statement of Retained Earnings

	YEARS ENDED DECEMBER 31
	CDN$ MILLIONS	Note	2002	2001

	Retained earnings, beginning of year		$2,447	$2,367
	Net income		130	311
	Preferred equity issue costs		(7)	(12)
Shareholder distributions	— Preferred equity	25	(70)	(43)
	— Common equity	25	(175)	(176)
	Amount paid in excess of the book value of common shares purchased for cancellation		(42)	—

	Retained earnings, end of year		$2,283	$2,447

Notes to Consolidated Financial Statements

1. SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The company’s accounting policies and its financial disclosure in respect of its real estate operations are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”).

BASIS OF PRESENTATION

All currency amounts are Canadian dollars unless otherwise stated. The consolidated financial statements include the accounts of Brascan Corporation (“the company”) and the entities over which it has control.

     The company accounts for its investments in Noranda Inc. (“Noranda”) and Nexfor Inc. (“Nexfor”), over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated.

ACQUISITIONS

The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired that is not goodwill is amortized over the estimated useful lives of the assets. The company regularly evaluates the carrying values of these amounts based on reviews of estimated future operating income and cash flows on an undiscounted basis, and any impairment is charged against income at that time. Goodwill arising on acquisitions is allocated to reporting units and tested annually for impairment.

COMMERCIAL PROPERTIES

Commercial properties held for investment are carried at cost less accumulated depreciation. For operating properties and properties held for long-term investment, a write-down to estimated net realizable value is recognized when a property’s undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

     Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

POWER GENERATING PLANTS

Power generating plants are recorded at cost, less accumulated depreciation. Power generating plants are tested annually for impairment based on an assessment of net recoverable amounts. A write-down to estimated net realizable value is recognized if a plant’s future cash flow is less than its carried value. The projections of the future cash flow take into account the operating plan for each plant and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the service lives of the assets, which are 60 years for hydroelectric generation and up to 40 years for transmission,distribution and other assets.

FINANCIAL ASSETS AND OPERATIONS

Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjust it, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.

     In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

     Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

RESIDENTIAL PROPERTIES

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.

ASSETS UNDER DEVELOPMENT

Commercial properties

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

Power generating plants

Power generating plants and infrastructure under development consist of power generating plants under construction. These assets are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

Residential properties

Residential development land and infrastructure is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

Capitalized costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development, construction and initial predetermined start-up period. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

REVENUE AND EXPENSE RECOGNITION

Commercial property operations

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a property under development, and revenue related to such property is applied to reduce development costs.

     The company has retained substantially all of the risks and benefits of ownership of its commercial properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes participating rents and recoveries of operating expenses, including property, capital and large corporation taxes.

Power generating operations

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.

Financial assets and operations

Revenue from loans and securities, less a provision for uncollectible interest, fees, commissions or other amounts, is recorded on the accrual basis. Provisions are established in instances where, in the opinion of management, there is reasonable doubt concerning the repayment of loans or the realization of the carrying values of securities.

     Gains on the exchange of assets which do not represent a culmination of the earnings process are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold. Commissions from property brokerage are recognized at the time a firm offer is negotiated.

     Reinsurance contracts that do not result in a reasonable possibility that the company may realize a significant loss from the insurance risk are accounted for as deposits.

Residential property operations

Revenue from the sale of residential land is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

PENSION BENEFITS AND EMPLOYEE FUTURE BENEFITS

The cost of retirement benefits for the defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For the defined contribution plan, the company expenses amounts as paid.

DERIVATIVE FINANCIAL INSTRUMENTS

The company and its subsidiaries utilize derivative financial instruments from time to time primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

     Financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.

INCOME TAXES

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

FOREIGN EXCHANGE

The accounts of self-sustaining foreign operations are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at year-end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances are not included in the consolidated statements of income but are deferred and shown as a separate component in shareholders’ equity. Gains or losses on foreign currency loans and transactions that are designated as hedges of a net investment in self-sustaining foreign operations are reported in shareholders’ equity in the same manner as translation adjustments.

     Foreign-denominated monetary assets and liabilities of Canadian operations and integrated foreign operations are translated at the exchange rates prevailing at year-end, and revenue and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.

CASH FLOW FROM OPERATIONS

Cash flow from operations represents net income before non-cash charges for depreciation and amortization, taxes and other provisions and equity accounted income or losses, and includes dividends received on the company’s equity accounted investments. Cash flow from operations is calculated based on amounts attributable to the company’s common and preferred shareholders and excludes amounts attributable to the minority interests whether or not distributed to those shareholders.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable value; tax provisions; hedge effectiveness; and fair value for disclosure purposes.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the company adopted, without restatement of the prior period comparative financial statements, the new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on Stock-based Compensation and Other

Stock-based Payments, Business Combinations and Goodwill and Other Intangible Assets.

     The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. The impact of the adoption of this new standard on the year ended December 31, 2002 was compensation expense of $8 million recorded as a charge to net income.

     The new standards on Business Combinations and Goodwill and Other Intangible Assets require that all business combinations be accounted for using the purchase method and establish specific criteria for the recognition of intangible assets separately from goodwill. Under the standards, goodwill is no longer amortized but is rather subject to impairment tests on at least an annual basis. The amount of goodwill amortized in 2001 was $10 million. During 2002, the company was required to perform impairment tests on goodwill recorded as of January 1,2002.

     Effective January 1, 2002, the company adopted the new CICA accounting recommendations on the impairment of long-lived assets. When the carrying value of a long-lived asset is less than its net recoverable amount as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset’s carrying value.

FUTURE ACCOUNTING POLICY CHANGES

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time. In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (“AcG-13”), which will apply to fiscal years beginning on or after July 1, 2003. The proposed guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives and is based on many of the principles outlined in the U.S. standard relating to derivative instruments and hedging activities. Specifically, the guideline provides detailed guidance on (a) the identification, designation, documentation and effectiveness of hedging relationships, for purposes of applying hedge accounting; and (b) the discontinuance of hedge accounting.

     The CICA issued a draft Accounting Guideline, Consolidation of Special-Purpose Entities on August 1,2002. The proposed guideline provides guidance on determining who is a primary beneficiary of the special purpose entities and will therefore be required to consolidate the special purpose entities.

     The CICA issued a draft Accounting Guideline, Disclosure of Guarantees which will require a guarantor to disclose significant information about guarantees it has provided to third parties,without regard to its evaluation of whether it will have to make any payments under the guarantees.

COMPARATIVE FIGURES

Certain of the prior year’s figures have been reclassified to conform with the 2002 presentation.

2.  INVESTMENT IN BROOKFIELD PROPERTIES CORPORATION

As a result of the repurchase of common shares by Brookfield Properties Corporation (“Brookfield Properties”) during 2001, Brascan’s diluted voting interest in this company became greater than 50%. Accordingly, Brascan commenced consolidating Brookfield Properties’ assets and liabilities effective December 31, 2001. The purchase price consideration,which amounted to $1,559 million as at December 31, 2001, represents the equity accounted carrying value of Brascan’s interest in Brookfield Properties. The allocation of the purchase price was as follows:

MILLIONS	2001

Assets acquired	$12,839
Liabilities assumed	8,640
Non-controlling and preferred share interests	2,640

Net assets acquired	$1,559

3.  FINANCIAL ASSETS

MILLIONS	2002	2001

Government bonds	$80	$65
Corporate bonds	263	165
Debentures	101	106
Preferred shares	627	958
Common shares	63	65

Total	$1,134	$1,359

     Financial assets are comprised of securities that are not an active component of the company’s financial operations (see Note 7).

     The fair value of financial assets as at December 31, 2002 was $1,118 million (2001 — $1,334 million). The portfolio consists of 46% (2001 — 27%) floating rate securities and 54% (2001 — 73%) fixed rate securities with an average yield of 5.9% (2001 — 5.7%).

     Financial assets include $477 million (2001 — $749 million) of securities of affiliates, principally equity accounted investees. Revenue earned on these securities during the year amounted to $38 million (2001 — $53 million).

4.  ACCOUNTS RECEIVABLE AND OTHER

MILLIONS	Note	2002	2001

Accounts receivable	(a)	$1,276	$1,478
Prepaid expenses and other assets	(b)	770	601
Future income tax assets	(c)	84	215

Total		$2,130	$2,294

(a) Accounts receivable

MILLIONS	2002	2001

Real estate	$630	$602
Power generation	124	70
Financial	211	273
Other	311	533

Total	$1,276	$1,478

     Included in accounts receivable are Executive Share Ownership Plan loans receivable by the corporation from its executives of $19 million (2001 — $19 million) and similar loans receivable by consolidated subsidiaries from their executives of $39 million (2001 — $38 million). No loans have been made since July 2002.

(b) Prepaid expenses and other assets

MILLIONS	2002	2001

Real estate	$479	$420
Financial	103	31
Other	188	150

Total	$770	$601

(c) Future income tax assets

MILLIONS	2002	2001

Tax assets related to operating and capital losses	$797	$958
Tax liabilities related to differences in tax and book base	(713)	(743)

Future income tax assets	$84	$215

     The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $391 million that relate to non-capital losses which expire over the next seven years, and $88 million that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $318 million that relate to net operating losses which expire over the next 18 years. The amount of non-capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $1,140 million.

5.  COMMERCIAL PROPERTIES

MILLIONS	2002	2001

Commercial properties	$10,101	$10,164
Less:accumulated depreciation	672	584

Total	$9,429	$9,580

(a)  Commercial properties carried at a net book value of approximately $3,732 million (2001 — $3,756 million) are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $35 million (2001 — $37 million) annually for the next five years and $1,604 million (2001 — $1,662 million) in total on an undiscounted basis.

(b)  Commercial properties are carried net of $212 million (2001 — $223 million) which arose on the acquisition of the company’s ownership interests in certain commercial properties. Of this amount, nil (2001 — $13 million) relates to lease incentives in place at the time of acquisition, and $212 million (2001 — $210 million) relates to reductions in the carrying value of commercial properties as a result of the application of the asset and liability method of accounting for income taxes.

(c)  Construction costs of $14 million (2001 — $27 million) and general and administrative expenses of nil (2001 — $2 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2002.

6.  POWER GENERATING PLANTS

MILLIONS	2002	2001

Property, plant and equipment
Generation	$2,111	$1,312
Transmission	157	156
Distribution and other	69	65

	2,337	1,533
Less:
Accumulated depreciation	331	264

	2,006	1,269
Investment in Louisiana HydroElectric Power	332	331

Total	$2,338	$1,600

     Power generating plants include the cost of the company’s 37 hydroelectric generating stations in Ontario, Quebec, Maine, New Hampshire and British Columbia, and the Lake Superior Power cogeneration plant.

     The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2008 to 2044.

     During 2002, the company acquired 16 hydroelectric generating stations located in northern Ontario, Maine and New Hampshire with a combined generating capacity of 645 MW for an aggregate cash purchase price of $650 million. The operations were acquired in three separate transactions and include interconnections with the Ontario and New England power grids.

     The company records its 75% residual interest in the equity of Louisiana HydroElectric Power under the equity method as it does not have voting control over the investee. The financial accounts of Louisiana HydroElectric Power for 2002 and 2001 are summarized as follows:

MILLIONS	2002	2001

Assets	$1,604	$1,568
Debt	1,273	1,261
Other liabilities	155	156

Operating revenues	209	187
Operating expenses	55	53
Net income	24	7

7.  FINANCIAL OPERATIONS

MILLIONS	Note	2002	2001

Securities	(a)	$454	$277
Loans and notes receivable	(b)	1,186	1,162
Investments and other	(c)	459	158

Total		$2,099	$1,597

(a) Securities

MILLIONS	2002	2001

Debentures	$259	$59
Preferred shares	31	33
Common shares	164	185

Total	$454	$277

     The fair value of securities at December 31, 2002 was $424 million (2001 — $300 million).

     The portfolio consists of 18% (2001 — 46%) floating rate securities and 82% (2001 — 54%) fixed rate securities with an average yield of 8.0% (2001 — 4.3%) and an average maturity of six years.

     Securities include $42 million (2001 — $15 million) of affiliates, principally in equity accounted investees owned as part of our financial operations. Revenue earned on these securities during the year amounted to $1 million (2001 — nil).

(b) Loans and notes receivable

Loans and notes receivable include corporate loans, merchant banking loans and other loans, either underwritten on a primary basis or acquired in the secondary market.

     The fair value of the company’s loans and notes receivable at December 31, 2002 and 2001 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

     Loans and notes receivable include US$334 million (2001 —US$430 million) denominated in US dollars carried at a book value of $528 million (2001 — $683 million), as well as $150 million (2001 — $236 million) due from affiliates, which are principally equity accounted investees. Interest earned during the year on loans due from equity accounted investees amounted to $9 million (2001 —$21 million).

     The loan portfolio matures between one year and six years,with an average maturity of two years and consists of 82% floating rate loans (2001 — 68%) and 18% fixed rate loans (2001 — 32%) with an average yield of 9.1% (2001 — 9.4%).

(c) Investments and other

MILLIONS	2002	2001

Securities	$214	$108
Goodwill and other intangibles	245	50

Total	$459	$158

     Investments include securities held for the longer term as part of the company’s merchant banking and restructuring activities as well as the company’s investment in funds managed by itself and others.

     Goodwill and other intangibles represent assets associated with Brascan’s business services activities including contracts, intellectual property, and goodwill, as well as $116 million of goodwill arising from the privatization of the financial business during 2002.

8.  RESIDENTIAL PROPERTIES

Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.

     The company, through its subsidiaries, is contingently liable for obligations of its partners in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

9.  ASSETS UNDER DEVELOPMENT

MILLIONS	2002	2001

Commercial development properties	$1,138	$576
Power generating plants	170	95
Residential development land	750	790
Other	173	170

Total	$2,231	$1,631

     Commercial development properties include commercial development land and rights, primarily for office properties. Power generating plants consist of hydroelectric generating assets currently under development in North and South America. Residential development land includes infrastructure of master planned residential communities.

     The company capitalizes interest and development costs to power generating,commercial and residential development properties. During 2002, $46 million (2001 — $26 million) of interest was capitalized. In connection with residential development operations, these costs are expensed as building lots and homes are sold. During 2002, after interest recoveries, the company recovered a net $32 million (2001 — capitalized $23 million) of interest.

10.  INVESTMENT IN NORANDA INC. AND NEXFOR INC.

MILLIONS	Number of Shares	2002	2001

Noranda Inc.	96.6	$1,385	$1,680
Nexfor Inc.	61.6	489	471

Total		$1,874	$2,151

Included in the carrying value of the company’s long-term investment in Noranda and Nexfor is an amount of $344 million which represents the excess of acquisition costs over the company’s share of the net book value of these investments. Amortization of $10 million was recorded in 2001.

For 2002, in accordance with the new accounting standard described in Note 1, no amortization was recorded. The carrying values of each of Noranda and Nexfor are subject to reviews to assess whether any impairments are other than temporary.

11.  ACCOUNTS AND OTHER PAYABLES

MILLIONS	Note	2002	2001

Accounts payable	(a)	$1,473	$1,219
Other liabilities	(b)	521	499

Total		$1,994	$1,718

(a) Accounts payable

MILLIONS	2002	2001

Real estate	$568	$486
Power generation	159	89
Financial	247	163
Other	499	481

Total	$1,473	$1,219

(b) Other liabilities

Other liabilities include provisions for tax, currency and other financial obligations, as well as the fair value of the company’s obligations to deliver securities which it did not own at the time of sale.

12.  CORPORATE BORROWINGS

MILLIONS	2002	2001

Commercial paper and bank borrowings	$115	$20
Publicly traded term debt	1,343	1,113
Privately held term debt	177	180

Total	$1,635	$1,313

     Commercial paper and bank borrowings include the company’s bank credit facilities, which are in the form of 364-day revolving facilities totalling $650 million as at December 31, 2002, convertible at the company’s option into three-year amortizing term facilities on each anniversary. These facilities are at floating rates and have a weighted average interest rate of 2.5% (2001 — 2.7%).

     Term debt borrowings which have maturity dates up to 2012, have a weighted average interest rate of 5.2% (2001 — 6.3%), and include $1,501 million (2001 — $1,272 million) repayable in US dollars equivalent to US$950 million (2001 — US$800 million).

     During 2002, the company issued US$350 million of 7.125% publicly traded term debt due June 2012. During 2001, the company issued US$300 million of 8.125% publicly traded term debt due December 2008.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments

2003	$401
2004	176
2005	28
2006	2
2007	1
Thereafter	1,027

Total	$1,635

     The fair value of corporate borrowings at December 31, 2002 exceeds the book value by $27 million (2001 — approximated the book value), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.

13.  NON-RECOURSE BORROWINGS

(a) Property specific mortgages

MILLIONS	2002	2001

Commercial properties	$6,973	$6,604
Power generating plants	914	556

Total	$7,887	$7,160

     Property specific mortgages include $6,083 million (2001 —$5,593 million) repayable in US dollars equivalent to US$3,850 million (2001 — US$3,518 million) and $76 million (2001 — $22 million) in Brazilian Reals equivalent to R$170 million (2001 — R$32 million). The weighted average interest rate at December 31, 2002 was 6.9% (2001 — 7.0%).

     Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments

2003	$1,048
2004	260
2005	657
2006	506
2007	445
Thereafter	4,971

Total	$7,887

(b) Other debt of subsidiaries

MILLIONS	2002	2001

Financial operations	$927	$935
Power generating operations	592	596
Residential properties	678	826
International operations and other	753	804

Total	$2,950	$3,161

     Other debt of subsidiaries include $1,882 million (2001 — $2,235 million) repayable in US dollars equivalent to US$1,191 million (2001 — US$1,406 million) and $90 million (2001 — $83 million) in Brazilian Reals equivalent to R$202 million (2001 — R$121 million). The weighted average interest rate at December 31, 2002 was 7.1% (2001 — 7.0%).

     Residential properties represent construction financing totalling $678 million (2001 — $826 million), which is repaid from the proceeds on the sale of building lots, single family houses and condominiums. As new homes are constructed, further loan facilities are arranged on a rolling basis.

     Other debt of subsidiaries include obligations pursuant to financial instruments recorded as liabilities. These amounts include US$272 million of obligations relating to the company’s international operations subject to credit rating provisions, which are supported directly and indirectly by corporate guarantees.

     Principal repayments on other debt of subsidiaries over the next five years and thereafter are as follows:

MILLIONS	Financial	Power	Residential	Other	Total

2003	$178	$—	$423	$181	$782
2004	26	276	182	41	525
2005	136	316	68	23	543
2006	125	—	5	2	132
2007	250	—	—	73	323
Thereafter	212	—	—	433	645

Total	$927	$592	$678	$753	$2,950

     The fair value of property specific mortgages and other debt of subsidiaries exceeds the book value by $288 million (2001 — below the book value by $106 million), determined by way of discounted cash flows using market rates adjusted for the subsidiaries’ credit spreads.

14.  MINORITY INTERESTS OF OTHERS IN ASSETS

Minority interests of others in assets represent the common equity in consolidated subsidiaries that is owned by other shareholders. The balances are as follows:

MILLIONS	2002	2001

Real estate operations	$1,829	$1,777
Power generation	260	181
Financial operations	—	591
Other	212	171

Total	$2,301	$2,720

     During the year ended December 31, 2002, the company completed the privatization of its financial operations conducted through Brascan Financial Corporation (“Brascan Financial”) for consideration of $359 million in cash, 11.4 million common shares, and 1.1 million Class A, Series 11 Preferred Shares. In addition, 3.0 million Brascan Corporation options were issued in exchange for Brascan Financial options pursuant to the tender offer.

     The fair value of the consideration paid amounted to $773 million with the purchase price being allocated to the estimated fair values of tangible and intangible assets. Goodwill on the transaction amounted to $116 million and has been allocated to the underlying reporting units.

     During 2001, Great Lakes Power Inc. (operating as “Brascan Power”) was privatized, and the company’s consolidated interests in Brascan Financial increased to 71%.

15.  PREFERRED EQUITY — CORPORATE AND SUBSIDIARIES

Corporate and subsidiary preferred equity outstanding was comprised of the following:

MILLIONS	Note	2002	2001

Corporate
— preferred shares	(a)	$899	$982
— preferred securities	(b)	250	125

		1,149	1,107
Subsidiaries
— preferred shares	(c)	710	489

Total		$1,859	$1,596

(a) Corporate — Preferred Shares

The company has issued the following preferred shares:

MILLIONS	Rate	Term	2002	2001

Class A Preferred Shares
Series 1 + 5	65% P(1)	Retractable	$—	$65
Series 2	70% P	Perpetual	$262	$262
Series 3	B.A.+ 40 b.p.(2)	Perpetual	117	200
Series 4 + 7	70% P / 8.5%	Perpetual	70	70
Series 8	Variable up to P	Perpetual	26	26
Series 9	5.63%	Perpetual	74	174
Series 10	5.75%	Perpetual	250	250
Series 11	5.50%	Perpetual	100	—

Total			$899	$982

(1) Included in accounts and other payables

(2) Rate determined in a monthly auction

P — Prime Rate B.A.— Banker’s Acceptance Rate b.p.— Basis Points

     The company is authorized to issue an unlimited number of Class A Preferred Shares and an unlimited number of Class AA Preferred Shares, issuable in series. No Class AA Preferred Shares have been issued.

     The following Class A Preferred Shares are issued and outstanding:

NUMBER OF SHARES	2002	2001

Class A Preferred Shares
Series 1 + 5	18,891	2,619,091
Series 2	10,465,100	10,465,100
Series 3	1,171	2,000
Series 4 + 7	2,800,000	2,800,000
Series 8	1,049,792	1,049,792
Series 9	2,950,208	6,950,208
Series 10	10,000,000	10,000,000
Series 11	4,032,401	—

     The Class A Preferred Shares have preference over the Class AA Preferred Shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of $25 per share, except the Class A, Series 3 Preferred Shares which have a par value of $100,000 per share.

     During 2002, the company issued 2,940,000 Series 11 5.5% Preferred Shares for cash proceeds of $73.5 million by way of a public offering and 1,092,401 Series 11 Preferred Shares valued at $27 million in connection with the privatization of the financial operations. The company also eliminated $83 million Series 3 Preferred Shares and $100 million Series 9 Preferred Shares acquired by subsidiaries.

     During 2001, the company issued 10,000,000 Series 10 5.75% Preferred Shares for cash proceeds of $250 million by way of a public offering, and 6,950,208 Series 9 5.63% Preferred Shares with an aggregate par value of $174 million were issued on conversion from Series 8 Preferred Shares. The dividend rate on the remaining Series 8 Preferred Shares,which was previously fixed at 6.25% per annum, became a floating rate dividend at the time of the conversion on November 1, 2001. Every fifth anniversary thereafter, the Series 8 Preferred Shares have the right to convert to the Series 9 Preferred Shares on a share-for-share basis and vice versa.

(b) Corporate — Preferred Securities

The company has the following preferred securities outstanding:

MILLIONS	2002	2001

8.35% due 2050	$125	$125
8.30% due 2051	125	—

Total	$250	$125

     During 2002, the company issued $125 million 8.30% preferred securities due 2051, and the company issued 8.35% preferred securities due 2050 for proceeds of $125 million during 2001. The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash, preferred shares or common shares of the company.

(c) Subsidiaries — Preferred Shares

Subsidiaries of the corporation have issued the following perpetual preferred shares:

MILLIONS	2002	2001

Real estate	$415	$215
Financial	295	264
Other	—	10

Total	$710	$489

16. COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

MILLIONS	Rate	Maturity	2002	2001

Convertible Notes
Series I	B.A.+ 40 b.p.(1)	2085	$75	$75
Series II	3.9%[2]	2088	24	24

			99	99
Class A and B common shares			1,920	1,715
Retained earnings			2,283	2,447
Cumulative translation adjustment			(140)	—

Common equity			$4,162	$4,261

NUMBER OF SHARES
Class A common shares			174,052,617	169,696,313
Class B common shares			85,120	85,120

			174,137,737	169,781,433
Unexercised options			6,701,708	3,474,717
Reserved for conversion of subordinated notes			3,105,202	3,106,847

Total diluted common shares			183,944,647	176,362,997

(1) Rate determined in a semi-annual auction, maximum 10%

(2) Rate determined as 120% of the current common share dividend

B.A.— Banker’s Acceptance Rate b.p.— Basis Points

(a) Convertible Notes

The Convertible Notes are subordinate to the company’s senior debt and the company may, at its option, pay principal and interest due on the notes in Class A common shares of the company.

     The Series I and II Convertible Notes are convertible at the option of the holder at any time into a total of 3,105,202 (2001 —3,106,847) Class A common shares at conversion prices of $32.00 and $31.00 per share, respectively, and are redeemable at any time at the company’s option.

(b) Class A and Class B common shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s board of directors. Shareholder approvals for matters other than for the election of directors, must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

     During 2002 and 2001 the number of issued and outstanding common shares changed as follows:

NUMBER OF SHARES	2002	2001

Outstanding at beginning of year	169,781,433	169,375,803
Issued (repurchased):
Dividend reinvestment plan	14,912	14,361
Management share option plan	80,000	11,290
Management share purchase plan	—	210,616
Conversion of debentures	2,293	10,070
In exchange for shares of Brascan Power	—	3,916,793
In exchange for shares of Brascan Financial	11,379,399	—
Normal course issuer bid	(7,120,300)	(3,757,500)

Outstanding at end of year	174,137,737	169,781,433

     In 2002, under a normal course issuer bid, the company repurchased 7,120,300 (2001 — 3,757,500) Class A common shares at a cost of $225 million (2001 — $101 million). During 2002, 11,379,399 Class A common shares were issued on the privatization of Brascan Financial at a price of $34.00 per share for total consideration of $387 million. During 2001, 3,916,793 Class A common shares were issued on the privatization of Brascan Power at the price of $25.50 per share for total consideration of $100 million. Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan, management share option plan (“MSOP”) and management share purchase plan (“MSPP”), totalled $1.6 million (2001 — $2.2 million).

(c) Earnings per share

The components of basic and diluted earnings per share are summarized in the following table:

MILLIONS	2002	2001

Net income	$130	$311
Convertible note interest	(3)	(5)
Preferred security distributions	(18)	(1)
Preferred share dividends	(52)	(42)

Net income available for common shareholders	$57	$263

Weighted average outstanding common shares	172	171
Dilutive effect of the conversion of notes and options	10	3

Common shares and common share equivalents	182	174

(d) Stock based compensation

     Options issued under the company’s MSOP vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2002, the company granted 500, 000 options at a price of $28.72 per share. The cost of the options was determined using the Black-Scholes model of valuation, assuming a 7.5 year term, 23% volatility, a weighted average expected dividend yield of 2.67% annually and an interest rate of 5.4%. The cost is charged to employee compensation expense over the five-year vesting period of the options granted.

     The changes in the number of options during 2002 and 2001 were as follows:

	2002		2001

		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
	(000’s)	Price	(000’s)	Price

Outstanding at beginning of year	3,475	$24.01	3,013	$23.94
Granted	500	28.72	675	22.70
Exercised	(221)	19.15	(174)	19.54
Converted	3,004	23.31	—	—
Cancelled	(56)	22.70	(39)	16.55

Outstanding at end of year	6,702	$24.25	3,475	$24.01

Exercisable at end of year	3,321		2,119

     During 2002, three million options were issued to executives of Brascan Financial in exchange for options held by them in that company.

     At December 31, 2002, the following options to purchase Class A common shares were outstanding:

		Weighted
NUMBER		Average	Number
OUTSTANDING		Remaining	Exercisable
(000’S)	Exercise Price	Life	(000’s)

1,646	$13.20-$19.20	6.7 yrs	718
1,685	$19.30-$22.70	6.3 yrs	923
3,371	$24.95-$32.93	7.2 yrs	1,680

6,702			3,321

     A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not allowed to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the DSUs as at December 31, 2002 was $10 million (2001 — $2 million). The increase is due in part to the conversion of Brascan Financial DSUs to Brascan DSUs upon the privatization of that operation.

     Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

     Employee compensation expense related to these plans for the year ended December 31, 2002 was $3 million (2001 — $1 million).

(e) Other

     Loans receivable from officers of the company of $8 million (2001 — $8 million) owing under the company’s Management Share Purchase Plan are secured by fully paid Class A common shares of the company and are deducted from shareholders’ equity.

17.  RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

(a) Derivative financial instruments

The company and its subsidiaries use derivative financial instruments including interest rate swaps, cross currency interest rate swaps, commodity swaps, commodity options and foreign exchange forward contracts to manage risk.

     Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads.

     The company endeavours to maintain a matched book of currencies. However, unmatched positions are carried, on occasion, within predetermined exposure limits based on expectations for currencies. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

     At December 31, 2002, the company held US dollar foreign exchange contracts with a notional amount of $2,611 million (2001 — $1,129 million) at an average exchange rate of 1.565 (2001 — 1.581) and a replacement value of $5 million (2001 — replacement cost of $8 million). All of the foreign exchange contracts at December 31, 2002 had a maturity of less than one year. The company also held interest rate swap contracts having a notional amount of $1,394 million (2001 — $777 million) with a replacement value in excess of that recorded in the company’s accounts of $52 million (2001 — replacement cost of $6 million). These contracts expire over a period of 10 years.

     At December 31, 2002, the company’s subsidiaries held US dollar foreign exchange contracts with a notional amount of $1, 110 million (2001 — $1, 105 million) at an average exchange rate of 1.536 (2001 —1.539) and a replacement cost of $31 million (2001 — $32 million). These contracts expire over the next five years. The company’s subsidiaries held credit derivative contracts with a total notional amount of nil (2001 — $100 million).

     The company’s subsidiaries also held interest rate swap contracts as at December 31, 2002 with a total notional amount of $2, 501 million (2001 — $2, 948 million).These interest rate swap contracts were comprised of contracts with a replacement value in excess of that recorded in the company’s accounts of $44 million (2001 — $43 million), and contracts with a replacement cost in excess of that recorded in the company’s accounts of $2 million (2001 — $2 million). The interest rate swap transactions have maturities varying from one to 13 years.

(b) Derivative commodity instruments

     The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it anticipates generating electricity for sale. The company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. As at December 31, 2002, the energy derivative contracts were comprised of contracts with a replacement value of $38 million, as well as contracts with a replacement cost of $71 million.

     The company has entered into forward gold sale contracts to hedge its exposure to fluctuations in the price of gold. As at December 31, 2002 the company held forward contracts for the sale of 500,000 ounces of gold for delivery in 2003 at an average price of US$327 per ounce. The unrealized loss on these contracts was approximately $16 million as at December 31, 2002 which has been deferred. In addition, the company has deferred $4 million of realized gains on gold forwards in accounts and other payables as at December 31, 2002.

(c) Commitments and contingencies

     The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

     In the normal course of business, the company and its subsidiaries enter into financing commitments. At the end of 2002, the company and its subsidiaries had $418 million (2001 — $251 million) in such

78

commitments outstanding. The company’s subsidiaries maintain credit facilities and other financial assets to fund these commitments.

     On September 11, 2001, the company owned eight million square feet of space in four office towers surrounding the World Trade Center site.

     The company carries insurance to cover costs incurred to repair damage to One Liberty Plaza, One World Financial Center and the Winter Garden atrium and common areas of the World Financial Center, as well as for business interruption. To date, approximately $287 million has been received for property and business interruption claims relating to these properties. The company’s insurance claim adjustment process is ongoing. Due to the complexity of the issues involved, this process will take additional time to conclude. Based upon the company’s review of its insurance policies and consultation with outside legal experts, the company anticipates a substantial recovery of its losses in rental revenue and costs associated with the repairs of its properties.

     As at December 31, 2002 all buildings in downtown Manhattan were reopened and available for re-occupancy. No lease cancellations in the New York portfolio occurred as a result of the events of September 11.

     The company has acquired US$300 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage. The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

     The company provides guarantees from time to time in respect of its merchant banking, asset management, power marketing and financial activities. The company does not guarantee the obligations of its subsidiaries or affiliates other than as noted under other debt of subsidiaries, with the exception of $450 million of contingent obligations included in accounts and other payables relating to the company’s financing and power generating operations, and which are subject to credit rating provisions. These obligations are supported by financial assets of the principal obligor.

     The company conducts finite risk reinsurance operations as part of its asset management activities and accounts for the assets and liabilities associated with such contracts as deposits. As at December 31, 2002 the company held reinsurance assets of $982 million (2001 — $819 million) which were offset in each year by an equal amount of reserves and other liabilities. Letters of credit of $194 million (2001 — $91 million) have been issued in connection with these operations. Net fee income earned on reinsurance operations was $22 million (2001 — nil) representing $278 million (2001 — $784 million) of premium and other revenues offset by $256 million (2001 — $784 million) of reserves and other expenses.

18.  NET OPERATING INCOME

Net operating income for each business segment is equal to revenue less all attributable expenses except interest, depreciation, minority share of income and tax expenses. The details are as follows:

(a) Commercial property operations

MILLIONS	2002	2001

Revenue	$1,644	$156
Expenses	568	26

Net	$1,076	$130

(b) Power generating operations

MILLIONS	2002	2001

Revenue	$327	$270
Expenses	87	128

Net	$240	$142

(c) Financial operations

MILLIONS	2002	2001

Revenue	$599	$589
Expenses	331	333

Net	$268	$256

(d) Residential property operations

MILLIONS	2002	2001

Revenue	$2,026	$116
Expenses	1,860	108

Net	$166	$8

(e) Other operations

MILLIONS	2002	2001

Revenue	$214	$138
Expenses	58	26

Net	$156	$112

19.  MINORITY INTERESTS OF OTHERS

Minority interests of others is segregated into their share of income before non-cash items and their share of non-cash items. The minority share of income before non-cash items represents the portion of income before non-cash items attributable to the minority interests, whether remitted or unremitted. The minority share of non-cash items represents the portion of depreciation and amortization and taxes and other provisions attributable to minority interests. The details of minority interest expense are as follows:

MILLIONS	2002	2001

Distributed as dividends
Preferred	$39	$44
Common	87	39
Undistributed	194	33

Minority interest expense	$320	$116

Minority share of income before non-cash items	$450	$116
Minority share of non-cash items	130	—

Minority interest expense	$320	$116

20.  INCOME TAXES

The difference between the statutory income tax rate of 39% (2001 — 41%) and the effective income tax rate of 33% (2001 — –8%) is attributable principally to dividends subject to tax prior to receipt by the company of -26% (2001 — –30%), equity accounted earnings that have already been tax effected by the investees of 28% (2001 — 15%) and other of -8% (2001 — –4%).

21.  EQUITY ACCOUNTED INCOME (LOSS)

The company’s equity accounted income (loss) consists of the following:

MILLIONS	2002	2001

Brookfield Properties Corporation	$—	$166
Noranda Inc.	(292)	(44)
Nexfor Inc.	8	6

Total	$(284)	$128

22.  JOINT VENTURES

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s accounts:

MILLIONS	2002	2001

Assets	$2,925	$2,152
Liabilities	1,718	1,135

Operating revenues	524	243
Operating expenses	259	177
Net income	56	18

Cash flows from operating activities	138	28
Cash flows from investing activities	—	(79)
Cash flows from financing activities	(53)	47

23.  POST EMPLOYMENT BENEFITS

The company offers a number of pension plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. As of December 31, 2002, the assets of the plans totalled $44 million (2001 — $40 million) and the accrued benefit obligation amounted to $46 million (2001 — $38 million) for a net accrued benefit liability of $2 million (2001 — net asset of $2 million). The benefit plan expense for 2002 was $0.4 million (2001 — $0.3 million). The discount rate used was 6.75% with an increase in the rate of compensation of 3.8% and an investment rate of 7% (2001 — 7%).

24.  SUPPLEMENTAL CASH FLOW INFORMATION

MILLIONS	2002	2001

Corporate borrowings
Issuances	$648	$477
Repayments	(318)	(524)

Net	$330	$(47)

Property specific mortgages
Issuances	$1,253	$208
Repayments	(490)	(100)

Net	$763	$108

Other debt of subsidiaries
Issuances	$95	$136
Repayments	(290)	(53)

Net	$(195)	$83

Commercial and residential properties
Dispositions of	$466	$50
Investment in	(162)	(138)

Net	$304	$(88)

Financial operations
Securities sold	$31	$365
Securities purchased	(468)	(289)
Loans collected	1,410	2,424
Loans advanced	(1,419)	(2,657)

Net	$(446)	$(157)

Financial assets
Securities sold	$497	$483
Securities purchased	(272)	(447)

Net	$225	$36

     Cash taxes paid were $17 million (2001 — $18 million) and are included in other operating costs. Cash interest paid totalled $727 million (2001 — $315 million).

25.  SHAREHOLDER DISTRIBUTIONS

MILLIONS	2002	2001

Common equity
Common share dividends	$172	$171
Convertible note interest	3	5

	175	176

Preferred equity
Preferred share dividends	52	42
Preferred security distributions	18	1

	70	43

Total	$245	$219

26.  DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

     The effects of the significant accounting differences between Canadian GAAP and US GAAP on the company’s balance sheets and the statements of income, retained earnings and cash flow for the years then ended are quantified and described in this note.

     Under Canadian GAAP, companies are permitted to provide supplementary measures of net income, including cash flow from operations in the consolidated financial statements, provided that these measures are not given the same prominence as reported income or income per share. This is not permitted under US GAAP.

(a) Income statement differences

The significant differences in accounting principles between the company’s income statements and those prepared under US GAAP are summarized in the following table:

MILLIONS	Note	2002	2001*

Net income as reported under Canadian GAAP		$130	$311
Adjustments:
Increase (reduction) of equity accounted income	(i)	22	(81)
Change in deferred income taxes	(ii)	78	53
Convertible note and preferred security distributions	(iii)	(21)	(6)
Stock options	(iv)	(22)	(13)
Market value adjustments	(v)	(26)	10
Increased commercial property income	(vi)	22	—
Increased commercial property depreciation	(vii)	(100)	—
Minority shareholders’ interests and other	(viii)	(23)	(14)

Net income under US GAAP		$60	$260

Per share amounts under US GAAP
Net income
Basic		$0.04	$1.28
Diluted		$0.03	$1.25

*	Restated for pension valuation allowance — see Note 26(a)(i)

(i) — Equity accounted income

Under US GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the underlying company as follows:

Accounting Treatment	Canadian GAAP	US GAAP

For 2002 and 2001
Start-up costs	defer and amortize	expense as incurred
Pension accounting	valuation allowance	no valuation allowance
Derivative instruments and hedging activities	See Note 26 (a)(v)

For 2001 only
Stock option plans	recorded upon exercise	liability method
Rental revenue recognition	as it becomes due	straight-line
Depreciation on rental property	sinking fund	straight-line

As a result of differences in the original carrying value of Noranda’s Magnesium project under Canadian GAAP and US GAAP, there is a difference in the amount of the asset impairment charge in 2002.

Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. US GAAP does not specifically address pension valuation allowances. In 2002, US regulators determined that such allowances would not be permitted under US GAAP. In light of these recent developments, Noranda retroactively eliminated the effects of recognizing pension valuation allowances in prior years. Accordingly, the company’s 2001 comparative amounts have been restated to increase opening retained earnings under US GAAP in 2001 by $41 million and decrease net income under US GAAP by $16 million or $0.09 per share for the year ended December 31, 2001.

(ii) — Deferred income taxes

     The change in deferred income taxes includes the tax effect of the income statement adjustments under US GAAP. Also, under Canadian GAAP, tax rates are applied to temporary differences and losses carried forward when they are substantively enacted. Under US GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted.

(iii) — Convertible note and preferred security distributions

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity with interest paid thereon recorded as a distribution from retained earnings. This results from the company’s ability to repay these notes and meet interest obligations by delivering its common shares to the holders. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income.

(iv) — Stock options

In 2001, under Canadian GAAP, no compensation expense was recorded in respect of stock options granted or for changes in their fair value during the year. Under US GAAP, Statement of Financial Accounting Standards No. 123 — Accounting for Stock-Based Compensation (“SFAS 123”) established financial accounting and reporting standards for stock-based employee compensation plans.

     As allowed under SFAS 123, the company measured compensation expense for options granted to employees in accordance with Accounting Principles Board No. 25 (“APB 25”). Given the ability of the option holders to require the company to settle the intrinsic value of the option in cash, the change in the intrinsic value was recorded as a charge or credit to income on a quarterly basis. Accordingly, the change in the intrinsic value of the stock compensation of both the company and its subsidiaries was recorded as a charge to income under US GAAP.

     Effective January 1, 2002, the company’s stock option plan was amended to eliminate the option holders’ ability to require the company to settle the intrinsic value of the option in cash. The company also adopted the fair value method for newly issued stock options.

(v) — Market value adjustments

Under Canadian GAAP, the company records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. Under US GAAP, trading securities are carried at market, with unrealized gains and losses included in the determination of net income. The unrealized adjustment for the year ended December 31, 2002 was –$28 million (2001 — $10 million).

     Under US GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship and ineffective portions of hedges are recognized periodically in income. The unrealized adjustment for the year ended December 31, 2002 was $2 million (2001 — nil).

     The effects of accounting for derivatives in accordance with US GAAP resulted in an increase in assets of $150 million (2001 —$30 million), an increase in liabilities of $166 million (2001 — $38 million), a decrease in other comprehensive income of $17 million (2001 — $8 million) and an increase in net income of $9 million (2001 — nil) within the company’s consolidated financial statements for the year ended December 31, 2002. During the year ended December 31, 2002, $1 million (2001 — $13 million) of net derivative losses were reclassified from other comprehensive income to income. Over the next 12 months, principally on the settlement of certain contracts in Noranda the company expects to reclassify $10 million, representing its share of net losses on these contracts from other comprehensive income to income.

(vi) — Increased commercial property income

Under Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease.

(vii) — Increased commercial property depreciation

Under Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis.

(viii) — Minority interests of others in assets

Minority interests of others in assets have been adjusted for the differences between Canadian GAAP and US GAAP.

(b) Comprehensive income

US GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income (loss) is as follows:

MILLIONS	Note	2002	2001

Net income under US GAAP		$60	$260
Market value adjustments	(i)	10	(38)
Minimum pension liability adjustment by Noranda and Nexfor	(ii)	(160)	(41)
Foreign currency translation adjustments	(iii)	(176)	(57)
Taxes on other comprehensive income		74	54

Comprehensive income (loss)		$(192)	$178

(i) — Market value adjustments

Under Canadian GAAP, the company records investments other than trading securities at cost and writes them down when other than temporary impairment occurs. Under US GAAP, these securities meet the definition of available for sale, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income. During 2002, the company recorded $28 million (2001 — $4 million) of net unrealized gains as other comprehensive income.

     Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under US GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income. The company’s share of the amounts recorded by Noranda and Nexfor for derivatives that qualify as hedges under US GAAP is $12 million (2001— –$37 million) which is included in comprehensive income. During 2002, the company also recorded in other comprehensive income a $30 million (2001 — $5 million) decrease in the fair value of contracts for the forward sale of production from the company’s power generating operations.

(ii) — Minimum pension liability adjustment by Noranda and Nexfor

US GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected its proportionate share of these adjustments recorded by Noranda and Nexfor.

(iii) — Foreign currency translation adjustments

Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self-sustaining operations are revalued at current exchange rates. US GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation adjustment account. The resulting changes in the carrying values of assets which arise from foreign currency conversion are not necessarily reflective of changes in underlying value.

(c) Balance sheet differences

The incorporation of the significant differences in accounting principles under Canadian GAAP and US GAAP results in the following adjustment of the company’s balance sheet:

MILLIONS	Note	2002	2001

Assets
Cash and cash equivalents		$525	$607
Accounts receivable and other	(i)	2, 497	2, 500
Securities	(ii)	1, 574	1, 622
Loans and notes receivables		1, 645	1, 320
Operating assets
Commercial properties	(iii)	8, 808	9, 060
Power generating plants	(iii)	2, 338	1, 600
Residential properties		1, 028	1, 110
Assets under development		2, 231	1, 631
Corporate investments	(iv)	1, 655	2, 034

Total assets under US GAAP		$22,301	$21,484

Liabilities and shareholders’ equity
Accounts and other payables		$2, 050	$1, 698
Corporate borrowings		1, 635	1, 313
Non-recourse borrowings
Property specific mortgages		7, 887	7, 160
Other debt of subsidiaries		3, 006	3, 180
Convertible and subordinated notes		349	224
Minority interests of others in assets		2, 179	2, 628
Preferred equity
— Corporate		899	982
— Subsidiaries		710	489
Common equity	(v)	3, 586	3, 810

Total liabilities and equity under US GAAP		$22,301	$21,484

     The significant difference in each category between Canadian GAAP and US GAAP are as follows:

(i) — Deferred income taxes

The deferred income tax asset under US GAAP is included in accounts receivable and other and is calculated as follows:

MILLIONS	2002	2001

Tax assets related to operating and capital losses	$1,245	$1,383
Tax liabilities related to differences in tax and book basis	(348)	(480)
Valuation allowance	(448)	(425)

Deferred income tax asset under US GAAP	$449	$478

(ii) — Securities

Under Canadian GAAP, the company records its trading securities which are short-term investments at the lower of cost and net realizable value. Unrealized losses in value are included in the determination of income. Under US GAAP, trading securities are carried at market, with unrealized gains and losses included in income.

     Investments which meet the definition of available for sale securities are accounted for as described in this note under (b)(i).

MILLIONS	2002	2001

Securities under Canadian GAAP	$1,588	$1,636
Net unrealized losses for trading securities	(29)	(1)
Net unrealized gains (losses) on available for sale securities	15	(13)

Securities under US GAAP	$1,574	$1,622

(iii) — Joint ventures

Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method. Additional joint venture information is provided in Note 22.

(iv) — Corporate investments

The company’s corporate investments balance is comprised of its investments in Noranda Inc. and Nexfor Inc.

     For US GAAP purposes, the company’s corporate investments have been adjusted to reflect the cumulative impact of calculating earnings of its equity accounted affiliates on a US GAAP basis.

MILLIONS	2002	2001

Corporate investments under Canadian GAAP	$1,874	$2,151
Accumulated other comprehensive loss	(165)	(24)
Retained earnings adjustment	(54)	(93)

Corporate investments under US GAAP	$1,655	$2,034

(v) — Common Equity

MILLIONS	2002	2001

Common equity under Canadian GAAP	$4,162	$4,261
Reversal of Canadian GAAP cumulative translation adjustment	140	—
Paid in capital-stock options	36	—
Reclassification of convertible notes	(99)	(99)
Cumulative adjustments to retained earnings under US GAAP	(195)	(146)
Accumulated other comprehensive income (loss)	(458)	(206)

Common equity under US GAAP	$3,586	$3,810

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

MILLIONS	2002	2001

Common shares	$1,910	$1,705
Paid in capital-stock options	36	—
Accumulated other comprehensive loss	(458)	(206)
Retained earnings	2,098	2,311

Common equity under US GAAP	$3,586	$3,810

(d) Cash flow statement differences

Under Canadian GAAP, interest on convertible notes is classified as a shareholder distribution. Under US GAAP, interest on these notes is classified as an operating activity. The summarized cash flow statement under US GAAP is as follows:

MILLIONS	2002	2001

Cash flows provided from (used for) the following activities:
Operating under Canadian GAAP	$509	$364
Convertible note interest	(3)	(5)
Preferred security distributions	(18)	(1)

Operating under US GAAP	488	358
Financing	788	193
Investing	(1,358)	(291)

Net increase (decrease) in cash and cash equivalents under US GAAP	$(82)	$260

(e) Changes in accounting policies

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards, Business Combinations (SFAS 141), and Goodwill and Other Intangible Assets (SFAS 142). The company adopted the new standards as of January 1, 2002.

     The standards require that all business combinations be accounted for using the purchase method and establish specific criteria for the recognition of intangible assets separately from goodwill. Under the standards, goodwill will no longer be amortized but will be subject to impairment tests on at least an annual basis.

     In October 2001, the FASB issued Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets, including discontinued operations, and it develops one accounting model for long-lived assets that are to be disposed of by sale.

(f) Future accounting policy changes

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time. In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than the date upon which a company commits to an exit plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002.

     In August 2001, FASB issued Accounting for Asset Retirement Obligations (SFAS 143), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset.

     In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. This standard addresses the application of consolidation policies and disclosure requirements for these entities.

     In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This standard requires a guarantor to recognize a liability for the fair value of the obligations it has undertaken in issuing the guarantee, and elaborates on the disclosures to be made by a guarantor.

27. SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(i)	commercial property operations, which are principally office properties located in major North American cities;

(ii)	power generating operations, which are predominantly hydroelectric power generating facilities on North American river systems;

(iii)	financial operations, which include asset management, client services, capital markets, merchant banking and corporate lending activities;

(iv)	residential property operations, which represent the company’s residential development and home building operations; and

(v)	resource investments, which are comprised of the company’s ownership interests in Noranda Inc. and Nexfor Inc.

Non-operating assets and related revenue, cash flow and income are presented as financial assets and corporate and other.

Revenue, cash flow from operations, income and assets by reportable segments are as follows:

	2002				2001

		Cash flow				Cash flow
		from				from
MILLIONS	Revenue	operations	Income	Assets	Revenue	operations	Income	Assets

Commercial property operations	$1,644	$1,076	$1,076	$10,567	$156	$170	$296	$10,156
Power generating operations	327	240	240	2,508	270	142	142	1,695
Financial operations	599	268	268	2,099	589	256	256	1,556
Residential property operations	2,026	166	166	1,778	116	8	8	1,900
Resource investments	—	100	(284)	1,874	—	96	(38)	2,151
Financial assets	120	120	120	1,134	87	87	87	1,439
Corporate and other	94	36	36	2,828	51	25	25	3,032

	$4,810	2,006	1,622	$22,788	$1,269	784	776	$21,929
Interest and other unallocated expenses		1,270	1,492			433	465

Cash flow / income from continuing operations		$736	$130			$351	$311

Revenue and assets by geographic segment are as follows:

	2002		2001

MILLIONS	Revenue	Assets	Revenue	Assets

Canada	$1,412	$8,355	$652	$8,265
United States	2,832	11,046	12	10,134
South America and other	566	3,387	605	3,530

Revenue / Assets	$4,810	$22,788	$1,269	$21,929

Management Team

Chairmen
Robert J. Harding, FCA Chairman of the Board	Jack L. Cockwell Group Chairman

Roberto P.C. de Andrade International	Alex G. Balogh Resources	Edward C. Kress Power Generation

Gordon E. Arnell Real Estate	David W. Kerr Resources	Timothy R. Price Financial Operations	John E. Zuccotti Real Estate

Managing Partners

J. Bruce Flatt President and Chief Executive Officer	George E. Myhal Chief Operating Officer	Brian D. Lawson Chief Financial Officer

Jeffrey M. Blidner Asset Management	Steven J. Douglas Commercial Real Estate	Richard Legault Power Generation	Sam J.B. Pollock Business Development

Richard B. Clark Commercial Real Estate	Dominic Gammiero Building Products	Marcelo J.S. Marinho International	Aaron W. Regent Resources

Ian G. Cockwell Residential Real Estate Senior Operating Executives	Harry A. Goldgut Power Generation	Derek Pannell Resources	Bruce K. Robertson Financial Services

David D. Arthur Commercial Real Estate	Robert Desbois Energy Portfolio Manager	Frank N.C. Lochan Commercial Financing	Antonio Novaes International Power Generation

Colum P. Bastable Commercial Property Services	Dennis H. Friedrich Commercial Real Estate	Terry A. Lyons Merchant Banking	Martin Schady Resources

Barry Blattman Real Estate Finance	J. Peter Gordon Restructuring	Cyrus Madon Business Development	A. Paulo Sodré International Financial Operations

G. Mark Brown Commercial Real Estate	Brad Huntington Reinsurance	Andrew I. Maleckyj Capital Markets	Steve Tiller Commercial Property Services

Colin L. Clark Power Generation	Lars-Eric Johansson Resources	Kelly J. Marshall Corporate Finance	John C. Tremayne Building Products

Laurent Cusson Power Marketing	Brian G. Kenning Merchant Banking	Jeff Martin Power Operations	Donald Tremblay Power Generation

Simon Dean Residential Services	Trevor D. Kerr Capital Markets	Peter E. Nesbitt Residential Real Estate	Karen Weaver Commercial Real Estate

Jack Delmar International Real Estate Corporate Officers	Paul G. Kerrigan Residential Real Estate	Alan Norris Residential Real Estate

Bryan K. Davis Senior Vice-President Capital Markets	Alan V. Dean Senior Vice-President Corporate Affairs and Secretary	Joseph S. Freedman Senior Vice-President and General Counsel	Craig J. Laurie Senior Vice-President Finance

Jack S. Sidhu Senior Vice-President Treasury	Katherine C. Vyse Senior Vice-President Investor Relations and Communications	Steve Adams Vice-President Technology	Sachin G. Shah Assistant Treasurer

Jennifer Auyeung Assistant Controller	Lisa W.F. Chu Controller	M. Diane Horton Director, Investor Relations

Directors

Board of Directors

Dr. Roberto P. Cezar de Andrade
Director since 1981. Dr. Andrade, a resident of Rio de Janeiro, Brazil is Executive Chairman of Brascan’s Brazilian operations and an Advisory Board Member of Whirlpool Brazil, Guardian Industries and Encana Brazil. He is also Chairman of the Board of Trustees of the Brazilian Symphony Orchestra and Vice-Chair of the Brazilian Foundation for Sustainable Development.	Julia E. Foster
Director since 1996 and a member of the Board’s Audit Committee. Ms. Foster, a resident of Toronto, Canada, is the Chair of the Ontario Arts Council and past President of the Olympic Trust of Canada. She is also is a Trustee of the Hospital for Sick Children and a director of the Centre for Cultural Management at the University of Waterloo.	The Hon. Roy MacLaren, P.C.
Director since 2001, Lead Director and Chairman of the Board’s Governance and Nominating Committee. Mr. MacLaren, a resident of Toronto, Canada, is also a director of Standard Life (UK), Patheon Inc. and the Canadian Opera Company. He is a former Minister of International Trade for Canada and former High Commissioner to the United Kingdom.

Lord Black of Crossharbour, P.C. (Can), O.C.
Director since 1986 and a member of the Board’s Management Resources and Compensation Committee. Lord Black, a resident of London, England, is Chairman and CEO of Hollinger Inc. and Chairman of Telegraph Group Ltd. (UK). He is also a director of Canwest Global Communications Corp., CIBC and The Centre for Policy Studies.	James K. Gray, O.C.
Director since 1997 and a member of the Board’s Audit Committee. Mr. Gray, a resident of Calgary, Canada, is a director of Canadian National Railways and Emera Inc. and Chairman of the Canada West Foundation. He is also the founder and former Chairman of Canadian Hunter Exploration Ltd.	G. Wallace F. McCain, O.C.
Director-elect. Mr. McCain, a resident of Toronto, Canada, is Chairman of Maple Leaf Foods Inc.,Vice-Chairman of McCain Foods Limited and a director of Canada Bread Company and James Richardson International Limited. He is also a board member of St. Michael’s Hospital and Wycliffe College at the University of Toronto.

The Hon. James J. Blanchard
Director since 1996 and a member of the Board’s Governance and Nominating Committee. Mr. Blanchard, a resident of Beverly Hills, Michigan, U.S.A., is a Partner in the law firm of Piper Rudnick. He is a former Governor of the State of Michigan and former Ambassador of the U.S.A. to Canada.	Lynda C. Hamilton
Director since 1997. Ms. Hamilton, a resident of Toronto, Canada, is President and CEO of Edper Investments Limited. She is also a director of the Artists’ Health Centre Foundation, the Dancer Transition Resource Centre and the Royal LePage Shelter Foundation.	Dr. Jack M. Mintz
Director since 2002 and a member of the Board’s Audit Committee. Dr. Mintz, a resident of Toronto, Canada, is President and CEO of the C.D. Howe Institute and Professor, Joseph L. Rotman School of Management at the University of Toronto. He is also a director of the Royal Ontario Museum Foundation.

Jack L. Cockwell
Director since 1970 and Group Chairman of Brascan. Mr. Cockwell, a resident of Toronto, Canada, is also a director of Astral Media Inc. and a number of Brascan’s operating companies, and was formerly President and CEO of Brascan. He is Chairman of the Board of Trustees of the Royal Ontario Museum and a director of the C.D. Howe Institute.	Robert J. Harding, FCA
Director since 1992 and Chairman of Brascan. Mr. Harding, a resident of Toronto, Canada, is also a director of Burlington Resources Inc. and a number of Brascan’s operating companies. He is Chairman of the Board of Governors of the University of Waterloo, Chair of Campaign Waterloo and a Trustee of the United Way of Greater Toronto.	George E. Myhal
Director-elect. Mr. Myhal, a resident of Toronto, Canada, is President and CEO of Brascan Financial Corporation, and a director of Noranda Inc. He is also Chair of the Dean’s Advisory Board, Faculty of Applied Science at the University of Toronto, a member of that University’s Governing Council and a director of Harbourfront Centre.

The Hon. J. Trevor Eyton, O.C.
Director since 1970. Mr. Eyton, a resident of Toronto, Canada, is a Member of the Senate of Canada. He is also a director of Noranda Inc., Coca-Cola Enterprises Inc. and General Motors of Canada Limited. He is Chairman of Canada’s Sports Hall of Fame and a Governor of the Canadian Olympic Foundation and Junior Achievement of Canada.	David W. Kerr
Director since 1992. Mr. Kerr, a resident of Toronto, Canada, is Chairman of Noranda Inc. and a director of a number of Brascan’s operating companies. He is also a director of Canada Life Financial Corporation, Sustainable Development Technology Canada and Canadian Special Olympics Foundation, and an Advisory Board Member of York University’s Schulich School of Business.	Saul Shulman, Q.C.
Director since 1997 and Chairman of the Board’s Management Resources and Compensation Committee. Mr. Shulman, a resident of Toronto, Canada, is a Senior Partner in the law firm of Goodman & Carr. He is also Chairman of Summit Real Estate Investment Trust and chairman of a number of private charitable foundations.

J. Bruce Flatt
Director since 2001 and President and CEO of Brascan. Mr. Flatt, a resident of Toronto, Canada is also a director of a number of Brascan’s operating companies. Mr. Flatt was previously President and CEO of Brookfield Properties Corporation.	Philip B. Lind, O.C.
Director since 1994 and Chairman of the Board’s Audit Committee. Mr. Lind, a resident of Toronto, Canada, is one of the founders and currently Vice-Chairman of Rogers Communications Inc. He is also a director of Canadian General Tower Limited and a board member of the Power Plant Art Museum.	George S. Taylor
Director since 1994 and a member of the Board’s Management Resources and Compensation Committee. Mr.Taylor, a resident of St. Mary’s, Ontario, Canada, is a director of Great Lakes Power Inc.,Teknion Corporation, Trojan Technologies Inc. and the London Health Sciences Centre, and Chairman of the John P. Robarts Research Institute.

Five-Year Financial Review

MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000	1999	1998

Per Common Share (fully diluted)
Book value	$23.46	$24.68	$24.24	$21.72	$20.58
Cash flow from operations	3.74	3.20	2.55	2.00	1.70
Cash return on book equity	16%	13%	11%	9%	8%
Net income
Prior to resource investments and gains	1.93	1.74	1.12	0.78	0.87
Including resource investments and gains	0.33	1.52	3.41	2.15	2.12
Market trading price — TSX	31.75	28.75	21.95	19.10	21.30
Market trading price — NYSE	US$20.50	US$18.06	US$14.56	US$13.50	US$13.94
Dividends	1.00	1.00	0.99	0.98	0.98
Paid Yield	3.1%	3.5%	4.5%	5.1%	4.6%

Total (millions)
Assets	$22,788	$21,929	$21,467	$20,174	$20,598
Common equity	4,162	4,261	4,181	3,882	3,753
Revenues	4,810	4,716	4,237	3,575	3,510
Operating income	1,906	1,802	1,600	1,391	1,302
Cash flow from operations	736	601	495	398	343
Net income
Prior to resource investments and gains	414	349	240	180	193
Including resource investments and gains	130	311	648	423	415
Number of common shares outstanding	174.1	169.8	169.4	173.8	169.6

Note: Financial results reflect Brookfield Properties on a consolidated basis

REVENUES

OPERATING INCOME

CASH FLOW FROM
OPERATIONS

CASH RETURN ON
BOOK EQUITY

Shareholder Information

Shareholder Enquiries

Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at its head office:

Brascan Corporation
Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-363-2856

Web Site: www.brascancorp.com
E-Mail: enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 416-643-5500 or
1-800-387-0825
(Toll free throughout North America)
Facsimile: 416-643-5501
Web Site: www.cibcmellon.com

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports, supplementary information package and periodic press releases. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brascan’s shareholders at our annual meeting and are available to respond to questions at any time. Management also meets on a regular basis with investment analysts, financial advisors and media to ensure that accurate information is available to investors.

The text of the Brascan 2002 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

The company’s 2003 Annual Meeting of Shareholders will be held at 3:00 p.m. on Tuesday, April 29, 2003 at The Design Exchange, 234 Bay Street, Toronto, Ontario and will be webcast on Brascan’s web site at www.brascancorp.com.

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Common Shares	BNN.A	New York, Toronto, Brussels
Class A Preference Shares
Series 1	BNN.PR.A	Toronto
Series 2	BNN.PR.B	Toronto
Series 3	BNN.PR.F	Canadian Venture
Series 4	BNN.PR.C	Toronto
Series 8	BNN.PR.E	Toronto
Series 9	BNN.PR.G	Toronto
Series 10	BNN.PR.H	Toronto
Series 11	BNN.PR.I	Toronto
Series 12	BNN.PR.J	Toronto
Preferred Securities
8.35%	BNN.PR.S	Toronto
8.30%	BNN.PR.T	Toronto

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares (1)	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares (1)
Series 1, 2, 4, 10, 11 and 12	15th day of March, June, September and December	Last day of March, June, September and December
Series 3	Second Wednesday of each month	Thursday following second Wednesday of each month
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities (2)
8.35% and 8.30%	15th day of March, June, September and December	Last day of March, June, September and December

(1)	All dividend payments are subject to declaration by the Board of Directors
(2)	Interest payments

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our Head Office or from our web site.

Brascan Corporation

Suite 300, BCE Place, 181 Bay Street, Box 762 Toronto, Ontario, Canada M5J 2T3 Tel: 416-363-9491 Fax: 416-363-2856	One Liberty Plaza, 165 Broadway, 6th Floor New York, New York, U.S.A. 10006 Tel: 212-369-2300 Fax: 212-369-2301

> > > BNN    TSX / NYSE

For more information on Brascan, visit our web site at:

www.brascancorp.com

The site contains the latest news releases on Brascan developments as well as quarterly financial reports and statements.

The Brascan web site is your best way of keeping up to date with our activities year-round.